PROSPECTUS

Rule 424(b)(3)
(File No. 333-135957)

123,839,448 shares of common stock

The selling shareholders identified in this prospectus may offer and sell up to an aggregate of 123,839,448 shares of our common stock which we have issued to them, or which we may issue to them upon the exercise of certain warrants or upon the conversion or redemption of, or the payment of interest on, or the principal of, certain convertible debentures issued to them. All of the shares, convertible debentures and warrants were issued to the selling shareholders in private placement transactions completed prior to the filing of the registration statement of which this prospectus is a part.

We are not selling any shares of our common stock in this offering and will not receive any proceeds from this offering. We may receive proceeds on exercise of outstanding warrants for shares of common stock covered by this prospectus if the warrants are exercised for cash. If the warrants are exercised by means of “cashless exercise,” we will not receive any additional proceeds. In addition, our obligation to pay amounts otherwise due under the convertible debentures will be reduced as a result of the issuance of our common stock in conversion or redemption of, or the payment of the principal of, or interest on, the convertible debentures.

The selling shareholders may offer the shares covered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, in negotiated transactions, or in trading markets for our common stock. We will bear all costs associated with this registration.

Our common stock trades on the OTC Bulletin Board under the symbol “MVOG.OB”. The closing price of our common stock on the OTC Bulletin Board on January 5, 2007, was $.25 per share.

You should consider carefully the risk factors beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2007

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
PROSPECTUS SUMMARY	1
RISK FACTORS	4
FORWARD-LOOKING STATEMENTS	14
AVAILABLE INFORMATION	14
USE OF PROCEEDS	14
MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS	15
SELECTED FINANCIAL DATA	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17
CHANGE OF ACCOUNTANTS	26
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	26
BUSINESS	27
LEGAL PROCEEDINGS	31
DESCRIPTION OF PROPERTY	32
DIRECTORS AND EXECUTIVE OFFICERS	35
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	37
EXECUTIVE COMPENSATION	38
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	42
SELLING SHAREHOLDERS	45
PLAN OF DISTRIBUTION	49
DESCRIPTION OF SECURITIES	51
INTEREST OF NAMED EXPERTS	61
LEGAL MATTERS	61
INDEMNIFICATION OF DIRECTORS AND OFFICERS	61
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	62
FINANCIAL STATEMENTS	F-1

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information provided in this prospectus and incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. The rules of the Securities and Exchange Commission may require us to update this prospectus in the future.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully. Investors should carefully consider the information set forth under the heading “Risk Factors.” In this prospectus, the terms “Maverick” “we,” “us,” and “our” refer to Maverick Oil and Gas, Inc.

Our Company

We are an early stage independent energy company seeking to economically find and develop oil and gas reserves. Our primary areas of concentration are in the Barnett Shale play of Wise County, Texas, and the Fayetteville Shale play of eastern Arkansas. We have smaller non-operated interests in projects in South Texas (Zapata County), West Texas (Turner/Escalera) and the Piceance Basin of Colorado (Whitewater).

We are managed by a small team of highly experienced technical and managerial employees, led by our Chief Executive Officer, Mr. James A. Watt. Mr. Watt joined the company in August of 2006. He began his career as a geophysicist in 1971 with Amoco Production Company. Since that time, he has held numerous exploration and production managerial positions with several independent oil companies. In 1997, he became President and Chief Operating Officer of Box Energy Corporation, later renamed Remington Oil and Gas Corporation. As Chief Executive Officer of Remington, he led the company through a major corporate restructuring and initiated and implemented a successful offshore exploration program in the Gulf of Mexico. The company was sold to another offshore producer in June of 2006.

We seek to acquire and exploit properties with certain of the following characteristics:

• Significant upside from exploratory drilling or applied technology

• Near existing infrastructure and within established productive trends

• Favorable long term economics

• Potential to acquire meaningful working interests and become operator

These opportunities will be generated from the initial stages of exploration, from investing in ongoing operations of others, from acquisition of properties from others and from time to time in corporate transactions. We intend to place primary emphasis on issuances of public and private debt and equity to finance our business.

Our ability to generate future revenues and operating cash flow will depend on the successful exploration, exploitation and acquisition of oil and gas producing properties, the volume and timing of our production, as well as commodity prices for oil and gas. Such pricing factors are largely beyond our control, and may result in fluctuations in our earnings.

We currently have interests in five project areas. The most successful project to date is in the Barnett Shale play in Wise County, Texas. In the Maverick operated portion of the leasehold, we have one well producing and one shut in pending a potential work over. In the non-operated portion of the leasehold we have four wells producing. Numerous additional locations are possible on this approximately 9700 gross (3500 net) acre block. It is anticipated this area will be sold in early 2007. Our largest potential play is in the Fayetteville Shale of Woodruff County, Arkansas. We have leased approximately 125,000 gross (56,400 net) acres in the play and drilled four test wells. Although these wells have not established production to date, further tests are necessary to determine the commerciality of this area. Our limited capital resources have caused us to scale back our activity in the play. We are currently observing industry activity in the area and seeking a partner to participate in further testing of our existing wells and drilling new wells to delineate the acreage. The Whitewater project is a shallow Cretaceous age sand play in Mesa and Delta counties of the Piceance basin of Colorado. Recent drilling activity in which we participated indicated the area could yield commercial production; however, significant infrastructure investments are required to bring this production to market. We are negotiating the sale of the property. We have a minor interest in two producing wells in Zapata County. Additionally, we participated in several tests in the Turner/La Escalera area of West Texas that were not successful. We do not anticipate any further activity in these two areas.

The terms of our Secured Convertible Debentures require us to use our best efforts to secure a bona fide offer for the purchase of our interest in the Barnett Shale property by December 31, 2006, and to complete the sale of that property by February 28, 2007. The proceeds from the sale of our interest in the Barnett Shale property must be applied towards the $36,750,000 principal amount we owe under our outstanding Secured Convertible Debentures, plus a 25% prepayment penalty. Thus, to the extent sales proceeds are less than $44,250,000, some portion of our Secured Convertible Debentures will remain outstanding. However, following a sale of our Barnett Shale property, we will not have the capital resources to repay any such remaining amounts in the absence of a material new financing transaction, as to which we can offer no assurances. Furthermore, if the cash consideration to be received by us in any such sale is less than $35 million, we will need to obtain the consent of the holders of a majority of the outstanding principal amount of the Secured Convertible Debentures for the sale.

We received non-binding offers to purchase the Barnett Shale property prior to the December 31, 2006 deadline and we are in the process of negotiating with the parties that submitted the offers. The transaction, if completed pursuant to the terms of the offers, would generate net sale proceeds for our portion of the property of less than $35 million. If we do not obtain the holders’ consent to the completion of a transaction on the terms presently offered, or if we are otherwise unable to complete a transaction by February 28, 2007, the holders of our Secured Convertible Debentures would have the right to redeem a portion of the Secured Convertible Debentures and we do not have funds available for that purpose. If we are able to complete a transaction, since the anticipated proceeds would be less than the amount required to redeem all of our outstanding Secured Convertible Debentures, a substantial principal amount of our Secured Convertible Debentures would remain outstanding.

As we work to complete a sale of the Barnett Shale property, we intend to examine alternative methods by which we can recapitalize and refinance the Company. Since the sale would leave us with a substantial principal balance outstanding under the Secured Convertible Debentures, we will need to refinance the Secured Convertible Debentures and secure additional financing thereafter to fund our continued plan of operations. This includes the continued development of our Fayetteville Shale project (if interim evaluation demonstrates the appropriate value proposition), as well as locating and acquiring additional exploration opportunities and development projects with existing production. If we can recapitalize and refinance the Company, we plan to acquire new properties from major companies or independent companies seeking to divest non-core assets. These new opportunities would be designed to provide cash flow to the Company sufficient to support our corporate overhead and develop a diversified portfolio of exploration and production properties. We also believe that we may be able to secure less capital intensive development and exploration projects where the experience and industry track record of our management team is utilized to enhance the value of an existing asset base.

Whether before, after, or in conjunction with, the sale of the Barnett Shale property, we will need to secure sufficient financing within the short-term to fund the future growth, exploration and development activities associated with our longer-term plan of operations. This may take the form of either debt-based financing, or sale of equity securities. Any sale of additional equity securities requires the completion of an amendment to our corporate charter (to increase the number of shares of capital stock available for issuance) which is currently scheduled to occur prior to the end of January 2007. If, within the short-term, we are unable to obtain additional funds when we need them or if we cannot obtain funds on terms favorable to us, we will not be able to maintain our operations as a going concern.

Our principal offices are located at 16415 Addison Road, Suite 850, Addison, Texas 75001. Our telephone number is (214) 239-4333.

The Offering

Common stock outstanding:	103,203,360 shares as of January 5, 2007(1)
Common stock that may be offered by selling shareholders:	Up to 123,839,448 shares, representing: (i)15,314,014 shares of common stock issuable upon conversion or redemption, or the payment of the principal of, or interest on, $10 million of Secured Convertible Debentures issued by us on June 21, 2006 (the “June 2006 Debentures”),: (ii) 18,664,676 shares of common stock issuable upon the exercise of warrants (the “June 2006 Warrants”) issued by us to the purchasers of such June 2006 Debentures in that transaction: (iii) 2,200,000 shares of common stock issued to the selling shareholders in private placement transactions; (iv) 2,533,276 shares of common stock issuable upon the exercise of warrants that were issued to the selling shareholders; (v) 31,518,184 shares of common stock issuable upon conversion or redemption, or the payment of the principal of, or interest on, $20 million of Secured Convertible Debentures issued by us on January 5, 2006 (the “January 2006 Debentures”); (vi) 41,595,563 shares of common stock issuable upon the exercise of warrants (the “January 2006 Warrants”) issued by us to the purchasers of the January 2006 Debentures in that transaction; and (vii) 12,013,735 additional shares of common stock issuable upon the exercise of the January 2006 Warrants by operation of anti-dilution adjustments contained therein. We are contractually obligated to register not less than 130% of the shares issuable upon the conversion of, and payment of interest on, our January 2006 Debentures and January 2006 Warrants. This prospectus also includes 200,000 shares being offered by certain directors and officers pursuant to contractual registration rights.

(1) Excludes 5,225,000 shares sold by us in a private placement on December 19, 2006, that are in the process of being issued.

Total proceeds raised by offering:
We will not receive any proceeds from the resale or other disposition of the shares covered by this prospectus by any selling shareholder. We will receive proceeds from exercise of the warrants for shares of common stock that are covered by this prospectus if those warrants are exercised for cash. If the warrants are exercised by means of “cashless exercise,” we will not receive any additional proceeds. In addition, our obligation to pay amounts otherwise due under the January 2006 Debentures and June 2006 Debentures will be reduced as a result of the issuance of our common stock in conversion or redemption of, or the payment of the principal of, or interest on, any such debentures.
Risk factors:
In the absence of a significant capital infusion within the immediate term, our existing financial resources are not sufficient to fund the drilling and development costs associated with our existing projects, to cover the current portion of our outstanding convertible debentures, or to maintain our operations as a going concern. There are other significant risks involved in investing in our company. For a discussion of risk factors you should consider before buying our common stock, see “Risk Factors” below.

RISK FACTORS

Our business and an investment in our securities are subject to a variety of risks. The following risk factors could result in a material adverse effect upon our business, financial condition, and results of operations, our ability to implement our business plan, and the market price for our securities. Many of these events are outside of our control.

Risks Relating to Our Business

We are subject to significant leverage, the terms of which require us to sell our Barnett Shale property within a certain time period.

We have incurred $36,750,000 of secured indebtedness through the sale of (i) $20 million of secured convertible debentures on January 5, 2006 (the “January 2006 Debentures”); (ii) $10 million of secured convertible debentures on June 21, 2006 (the “June 2006 Debentures”); and (iii) $6.75 million of secured convertible debentures on November 16, 2006 (the “November 2006 Debentures”) (collectively, the January 2006 Debentures, the June 2006 Debentures and November 2006 Debentures are referred to as the “Secured Convertible Debentures”). A prepayment penalty in the Secured Convertible Debentures will require a payment of $44,250,000 to fully retire the principal amount of the Secured Convertible Debentures in connection with the sale of our Barnett Shale property.

The terms of the Secured Convertible Debentures require us to use our best efforts to secure a bona fide offer for the purchase of our interest in the Barnett Shale property by December 31, 2006, and to complete the sale of that property by February 28, 2007. The proceeds from the sale of our interest in the Barnett Shale property must be applied towards the amounts we owe under our outstanding Secured Convertible Debentures, plus a 25% prepayment penalty. Thus, to the extent sales proceeds are less than $44,250,000, some portion of our Secured Convertible Debentures will remain outstanding. However, following a sale of our Barnett Shale property, we will not have the capital resources to repay any such remaining amounts in the absence of a material new financing transaction, as to which we can offer no assurances. Furthermore, if the cash consideration to be received by us in any such sale is less than $35 million, we will need to obtain the consent of the holders of a majority of the outstanding principal amount of the Secured Convertible Debentures for the sale.

On or before December 31, 2006, we received bona fide offers for the sale of the Barnett Shale property on terms that would yield us net sales proceeds for our portion of the project of less than $35 million. We are in the process of negotiating the terms of these offers and it is our objective to complete a transaction on or before February 28, 2007. However, inasmuch as the offers are non-binding, we can offer no assurances that a mutually satisfactory agreement can be secured, or that the closing will occur within the expected time frame and price range, if at all. Assuming that a sale occurs in line with our current offers, we will be left with a significant balance outstanding under our Secured Convertible Debentures, with no material source of liquidity from which to satisfy the same. Accordingly, as we work towards the Barnett Shale closing, our first priority will be to work with the holders of our Secured Convertible Debentures to refinance the remaining balance due under our Secured Convertible Debentures. Furthermore, even assuming we can do so, as most, if not all, of the proceeds from a sale of our Barnett Shale interests will be applied towards the reduction in the principal balance of our outstanding Secured Convertible Debentures, we will need to secure additional financing to fund our continued plan of operations.

We need additional capital; We have a material going concern risk.

We have spent all of the proceeds from the sale of our January 2006 Debentures and June 2006 Debentures and have allocated most all of the proceeds from the sale of our November 2006 Debentures to satisfy our outstanding trade payables and to sustain the further development of our Barnett Shale project while we are arranging for its sale. Even after applying the proceeds from the sale of our November 2006 Debentures and the sale of 5,225,000 shares and 5,225,000 warrants in December 2006, our current capital resources will only permit us to continue operations of the Barnett Shale project for the short-term until its sale. We will be unable to continue the development of our Fayetteville Shale project, or to otherwise sustain our operations or to develop our other projects or to fund our future growth and exploration activities. In addition, our current capital resources, together with our expected cash flow from operations, will not be sufficient to cover the interest and current portion of our Secured Convertible Debentures due within the short-term. We will, therefore, continue to seek additional capital to finance the development of our existing projects and to fund our future growth and exploration activities. This may take the form of either debt-based financing, sale of our equity securities, farm-out arrangements or outright sale of portions of our existing properties. However, the terms of our Secured Convertible Debentures place certain limitations on any subsequent rounds of debt or equity financing and the sale of our properties. These limitations could impair our ability to secure the full amount of capital required, absent the consent of the holders of our Secured Convertible Debentures. There is no assurance that such additional capital will be available to us or, if it is, whether we will be able to obtain such capital in light of the restrictions of our Secured Convertible Debentures. If we are unable to obtain additional funds when we need them or if we cannot obtain funds on terms favorable to us within the short-term, we may not be able to maintain our operations as a going concern. In this regard, our independent registered public accounting firm has included a going-concern paragraph in its audit report on our financial statements as of August 31, 2006 and for the year then ended.

Our Fayetteville Shale project has not met with initial success.

Our largest potential play is in Woodruff County, Arkansas, where we have established a significant acreage position and drilled four wells to date. Geologic data indicates the potential presence of natural gas; however, none of our wells have yet established commercial production and we will need to conduct additional drilling and testing of existing well bores to determine the commercial potential of the play.

Development of our Fayetteville Shale project will be affected by the financial viability of our partners.

Further development within Woodruff County will also require prorata contributions by our partners in the project. A failure by a partner to maintain its prorata funding commitment could jeopardize our ability to continue development efforts. Our 45% project partner is an early stage public company that has recently experienced significant solvency issues. Of our receivables, approximately $3.6 million is due from this partner. Until it is able to secure additional funding, if at all, this partner will not have sufficient capital resources to fund its portion of our Fayetteville Shale project costs. Until this partner is able to fund its past due payments, we will not be able to continue development of the Fayetteville Shale project. If this continues for more than the short-term, it may result in the loss of leases and financial penalties for not timely drilling wells. Under the agreement with our partners, we have the right to claim additional interests if they do not pay their proportionate share of project costs. We are presently evaluating that alternative.

We may be subject to certain liabilities as we scale-back our Fayetteville Shale operations.

In the course of scaling-back our activity in the Fayetteville Shale project, we became aware of certain items that could have an adverse effect on us if not addressed, including: (1) a commitment for the continued use of the drilling rig previously deployed in Woodruff County, through January 2008, (2) drilling commitments associated with certain acreage within the Fayetteville Shale project that impose financial penalties upon the Company if wells are not drilled by the end of 2007, and (3) commitments to acquire additional leasehold acreage within Woodruff and surrounding counties of Arkansas.

Our future performance depends on our ability to find, acquire and develop oil and gas properties.

Our future performance depends upon our ability to find, acquire, and develop oil and gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, we will not be able to develop reserves or generate revenues. No assurance can be given that we will be able to find, acquire or develop reserves on acceptable terms, or that commercial quantities of oil and gas deposits will be discovered sufficient to enable us to recover our exploration and development costs or sustain our business.

The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In addition, no assurance can be given that our exploration and development activities will result in the discovery of any reserves. Our operations may be curtailed, delayed or canceled as a result of a lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or unusual or unexpected formations, pressures and/or work interruptions. In addition, the costs of exploration and development may materially exceed initial estimates.

We can provide no assurance that oil and gas will be discovered in commercial quantities in any of our present properties or in properties we may acquire the future. Our success will depend upon our ability to acquire working and revenue interests in properties upon which gas and oil reserves are ultimately discovered in commercial quantities. Although our new management team has significant industry experience, we do not have an established history of locating and developing properties that have oil and gas reserves.

Our business plan is subject to risks inherent in the oil and gas industry.

Our oil and gas interests are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments.

Short-term need to increase authorized capital stock.

We are presently authorized to issue 260 million shares of common stock, approximately 256 million of which have been issued or reserved for issuance to cover the potential exercise of outstanding options and warrants, and upon conversion of our January 2006 Debentures and June 2006 Debentures. Accordingly, we do not have sufficient authorized capital available to cover the conversion of our November 2006 Debentures, the exercise of warrants associated with our November 2006 Debentures, the exercise of warrants associated with the 5,225,000 shares of common stock we sold in December 2006, the exercise of options to purchase 7,500,000 shares of common stock we have agreed to grant to our Chief Executive Officer or to permit any material issuances of securities until our Articles of Incorporation are amended. Although we have secured the requisite consent of our shareholders to amend our Articles of Incorporation, the actual amendment will not be completed until the end of January 2007. Until this process is completed, our access to proceeds from one or more financing transactions could be limited.

We are an early stage company implementing a new business plan.

We are an early stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects. Since our inception, we have suffered recurring losses from operations and have depended on external financing to sustain our operations. During the years ended August 31, 2005 and 2006, respectively, we reported losses of $29,142,004 and $21,529,473.

We rely heavily upon reserve estimates when determining whether or not to invest in oil or gas properties.

The oil and gas reserve information that we use in evaluating oil and gas prospects is based on reserve estimates involving a great deal of uncertainty. Different reserve engineers and geologists may make different estimates of reserves and cash flows based on the same available data. Reserve estimates depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. Recoverability is ultimately subject to the accuracy of data including, but not limited to, geological characteristics of the reservoir, structure, reservoir fluid properties, the size and boundaries of the drainage area, reservoir pressure, and the anticipated rate of pressure depletion. The evaluation of these and other factors is based upon available seismic data, computer modeling, well tests and information obtained from production of oil and natural gas from adjacent or similar properties, but the probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves can differ from estimates.

Reserve estimates also require numerous assumptions relating to operating conditions and economic factors, including the price at which recovered oil and natural gas can be sold, the costs of recovery, assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs, prevailing environmental conditions associated with drilling and production sites, availability of enhanced recovery techniques, ability to transport oil and natural gas to markets and governmental and other regulatory factors, such as taxes and environmental laws. A negative change in any one or more of these factors could result in quantities of oil and natural gas previously estimated as proved reserves becoming uneconomic. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production commercially impracticable. The risk that a decline in price could have that effect is magnified in the case of reserves requiring sophisticated or expensive production enhancement technology and equipment, such as some types of heavy oil. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also affect the present value of future net cash flows from estimated reserves.

In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interests rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Our ability to produce sufficient quantities of oil and gas from our properties may be adversely affected by a number of factors outside of our control.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, that the wells may not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic due to pressure depletion, water encroachment, mechanical difficulties, etc, which impair or prevent the production of oil and/or gas from the well.

There can be no assurance that oil and gas will be produced from the properties in which we have interests. In addition, the marketability of any oil or gas that we acquire or discover may be influenced by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. We cannot predict how these factors may affect our business.

In addition, the success of our business depends upon the efforts of various third parties that we do not control. We rely upon various companies to assist us in identifying desirable oil and gas prospects to acquire and to provide us with technical assistance and services. We also rely upon the services of geologists, geophysicists, engineers and other scientists to explore and analyze oil and gas prospects to determine a method in which the oil and gas prospects may be developed in a cost-effective manner. In addition, we rely upon the owners and operators of oil and gas drilling equipment to drill and develop our prospects to production. Although we have developed relationships with a number of third-party service providers, we cannot assure you that we will be able to continue to rely on such persons. If any of these relationships with third-party service providers are terminated or are unavailable on commercially acceptable terms, we may not be able to execute our business plan.

Market fluctuations in the prices of oil and gas could adversely affect our business.

Prices for oil and gas tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to, the continued threat of war in the Middle East and actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints, the fuel sources, transportation interruption, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that could limit future drilling activities for the industry.

Changes in oil and gas prices may significantly affect our capital resources, liquidity and expected operating results. Price changes directly affect revenues and can indirectly impact expected production by changing the amount of funds available to reinvest in exploration and development activities. Reductions in oil and gas prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in non-cash charges to earnings due to impairment. We do not currently engage in any hedging program to mitigate our exposure to fluctuations in oil and gas prices.

Changes in oil and gas prices may also significantly affect our ability to estimate the value of producing properties for acquisition and divestiture and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on the value of the properties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation of projects. We expect that oil and gas prices will continue to fluctuate significantly in the future.

Our business may be harmed if we are unable to retain our interests in leases.

All of our properties are held under interests in oil and gas mineral leases. If we or our partners fail to meet the specific requirements of each lease, especially future drilling commitments, the lease may be terminated or otherwise expire. We cannot assure you that we will be able to meet our obligations under each lease. The termination or expiration of our working interest relating to a lease could harm our business, financial condition and results of operations.

We will need significant additional funds to meet capital calls, drilling and other production costs in our effort to explore, produce, develop and sell the natural gas and oil produced by our leases. We may not be able to obtain any such additional funds on terms acceptable to us, or at all.

Title deficiencies could render our leases worthless.

The existence of a material title deficiency can render a lease worthless and can result in a large expense to our business. The Company has historically relied upon the judgment of oil and gas lease brokers and/or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This is customary practice in the oil and gas industry. However, we anticipate that we, or the person or company acting as operator of the wells located on the properties that we lease, will examine title prior to any well being drilled. Even after taking these precautions, deficiencies in the marketability of the title to the leases may still arise. Such deficiencies may render the lease worthless.

If we or our operators fail to maintain adequate insurance, our business could be materially and adversely affected.

Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, earthquakes and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. Any offshore operations that we engage in will be subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.

For projects in which we act as the operator, we maintain insurance coverage for our operations with policy limits and retention liability customary in the industry, including limited coverage for sudden environmental damages and for existing contamination. We do not believe that insurance coverage for environmental damages that occur over time or insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. As a result, we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damages.

In the projects in which we are not the operator, the operator will be required to maintain insurance of various types to cover our operations with policy limits and retention liability customary in the industry. We believe the operators of our projects have obtained commercially reasonable insurance coverage for those projects and, therefore, have not acquired our own insurance coverage for such prospects. The occurrence of a significant adverse event on such prospects that is not fully covered by insurance could result in the loss of all or part of our investment in a particular prospect which could have a material adverse effect on our financial condition and results of operations.

We are not obligated to follow any particular criteria for the acquisition of additional oil and gas properties.

Even though we now employ general criteria for the acquisition of oil and gas properties, we are not obligated to follow any specific criteria and may change our criteria from time to time. Our shareholders will not have the opportunity to evaluate or approve any changes in the criteria we use or how we apply those criteria in pursuing the acquisition of additional oil and gas properties.

Complying with environmental and other government regulations could be costly and could negatively impact our production.

Our business is governed by numerous laws and regulations at various levels of government. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment and other environmental protection issues. The laws and regulations may, among other potential consequences, require that we acquire permits before commencing drilling, restrict the substances that can be released into the environment with drilling and production activities, limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas, require that reclamation measures be taken to prevent pollution from former operations, require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and remediating contaminated soil and groundwater, and require remedial measures to be taken with respect to property designated as a contaminated site.

Under these laws and regulations, we could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages as well as environmental damage that occurs over time. However, we do not believe that insurance coverage for the full potential liability of environmental damages is available at a reasonable cost. Accordingly, we could be liable, or could be required to cease production on properties, if environmental damage occurs.

The costs of complying with environmental laws and regulations in the future may harm our business. Furthermore, future changes in environmental laws and regulations could occur that result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

We rely on certain third party vendors for outsourced service.

To maximize the use of our otherwise limited capital and human resources, we rely on third party vendors for outsourced drilling, exploration and other operational services. While this allows us to achieve cost savings and operational efficiencies, the use of outsourced resources exposes us to greater risk should we be unable to source critical vendors on a cost budgeted and timely basis. Furthermore, the use of outsourced resources minimizes our ability to control the work product and accountability of such vendors.

The oil and gas industry is highly competitive.

The oil and gas industry is highly competitive. We compete with oil and natural gas companies and other individual producers and operators, many of which have longer operating histories and substantially greater financial and other resources than we do, as well as companies in other industries supplying energy, fuel and other needs to consumers. Many of these companies not only explore for and produce crude oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis. Our larger competitors, by reason of their size and relative financial strength, can more easily access capital markets than we can and may enjoy a competitive advantage in recruiting qualified personnel. They may be able to absorb the burden of any changes in laws and regulation in the jurisdictions in which we do business and handle longer periods of reduced prices of gas and oil more easily than we can. Our competitors may be able to pay more for productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can.

Risks Relating to our Stock and this Offering

Our common stock is traded on the OTC Bulletin Board and could be subject to extreme volatility.

Our common stock is currently quoted on the OTC Bulletin Board, which is characterized by low trading volume. Because of this limited liquidity, stockholders may be unable to sell their shares. The trading price of our shares has from time to time fluctuated widely and may be subject to similar fluctuations in the future. The trading price of our common stock may be affected by a number of factors, including events described in these risk factors, as well as our operating results, financial condition, announcements of drilling activities, general conditions in the oil and gas exploration and development industry, and other events or factors. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock.

We will seek to raise additional funds in the future, and such additional funding will likely be dilutive to shareholders or impose operational restrictions.

We need to raise additional capital to satisfy trade payables and other short-term obligations, as well as to fund operating expenses and the exploration, acquisition, development, and production of oil and natural gas reserves. We will also need to raise capital to assist in the repayment or refinancing of the balance of our Secured Convertible Debentures, following the sale of our interest in the Barnett Shale property. Additional capital may not be available to us due to the many risks inherent in such an investment. Additional capital may also not be available in light of certain of the restrictive and other provisions within our Secured Convertible Debentures. Additional equity financing, if available, will likely be dilutive to our shareholders and debt financing, if available, may involve restrictive covenants which may limit our operating flexibility. If additional capital is raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced. These shareholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

The influx of additional shares of our common stock onto the market may create downward pressure on the trading price of our common stock.

The initial sale or secondary resale of substantial amounts of our common stock in the public markets could have an adverse effect on the market price of our common stock and make it more difficult for us to sell our equity securities in the future at prices which we deem appropriate. We have approximately 153 million shares of our common stock that may be issued in the future upon the conversion or exercise of outstanding derivative securities, including our Secured Convertible Debentures and upon the exercise of outstanding options granted under our stock incentive plan and common stock purchase warrants granted in conjunction with our Secured Convertible Debentures and other financing transactions. The entry of this substantial number of shares into the public market, or the mere expectation of the entry of those shares into the market, could adversely affect the market price of our common stock and could impair our ability to obtain capital through securities offerings.

Substantial voting power concentrated in the hands of our principal stockholders.

We have less than ten shareholders who in the aggregate own and control over fifty percent of our outstanding common stock. In addition, the two holders of our Secured Convertible Debentures and associated warrants, although they are unrelated, have the right to acquire an aggregate of approximately 126 million shares of our common stock should they convert all of their Secured Convertible Debentures into our shares, and should they exercise all of their warrants and hold the shares of common stock received upon such conversion and exercise. This would equate to approximately 55% of our outstanding common stock, after giving effect to such issuance. However, the terms of our Secured Convertible Debentures and associated warrants, prohibit each holder from converting the Secured Convertible Debentures or exercising the warrants, on less than sixty days notice, to the extent such conversion or exercise would cause such holder to beneficially own in excess of 4.99% of our outstanding common stock.

We depend on the continued service of our chief executive officer.

We have recently appointed James A. Watt as our Chairman and Chief Executive Officer. Because of his industry knowledge, marketing skills and industry relationships, for the foreseeable future, our success will depend largely on the continued services of Mr. Watt. We have an employment agreement with Mr. Watt. Nevertheless, should he leave the Company, it could have a material adverse effect on our future results of operations.

The exercise or conversion of our outstanding convertible securities, options and warrants will result in the dilution of the ownership interests of our existing shareholders.

We may in the future issue up to approximately 153 million additional shares of our common stock upon exercise or conversion of existing outstanding convertible securities, options and warrants. If these securities are converted or exercised, the percentage of shares owned by existing shareholders could be significantly reduced. Furthermore, although we would receive significant proceeds from the exercise of outstanding warrants and options, we cannot be certain that the exercise price of the warrants and options will not be below the then trading price of our common stock, or that the sheer number of outstanding convertible securities will not, by their mere existence, provide a “ceiling” to the trading price of our common stock unless we are able to make a financial accommodation with existing warrant holders.

The accounting treatment for our Secured Convertible Debentures and related warrants may create volatility in our reporting earnings.

Our Secured Convertible Debentures contain an embedded conversion feature, pursuant to which all or part of the debt owed to the holders may be converted into shares of our common stock at a negotiated conversion price, and the warrants we issued to the purchasers of such Secured Convertible Debentures provide them with the right to purchase our common stock at negotiated exercise prices. As a result of, among other things, the terms of our agreement to register the resale of the shares of common stock issuable upon conversion or exercise of these instruments, we are required under applicable accounting rules to treat the conversion feature of the Secured Convertible Debentures and the warrants associated with both sets of debentures, as liabilities, rather than as equity instruments. This classification as liabilities also requires that we account for them at fair value and include changes in fair value as a component of other income (expense) for so long as the warrants remain classified as liabilities. Changes in fair value are based upon the market price of our common stock and are calculated using the Black Scholes method of valuation. As a result, as the market price of our common stock increases, our other expense increases, and as the market price of our common stock decreases, our other income increases. This accounting treatment could result in wide swings of our other income (expense) and net income in the future while these features of the facility are outstanding. However, this is a non-cash event and does not represent a current or future cash requirement of the Company and as such has no impact on liquidity.

We may issue shares of preferred stock with greater rights than our common stock.

Our articles of incorporation authorize our board of directors to issue shares of preferred stock and to determine the price and other terms for those shares without the approval of our shareholders. Any such preferred stock we may issue in the future could rank ahead of our common stock, in terms of dividends, liquidation rights, and voting rights.

We are not subject to certain of the corporate governance provisions of the Sarbanes-Oxley Act of 2002.

Since our common stock is not listed for trading on a national securities exchange, we are not subject to certain of the corporate governance requirements established by the national securities exchanges pursuant to the Sarbanes-Oxley Act of 2002, including, without limitation, their rules relating to independent directors, director nominations, audit committees, and the adoption of a codes of ethics. Although we have voluntarily elected to adopt certain of these corporate governance requirements, until our securities are listed for trading on a national securities exchange, we may modify or revoke certain of these governance provisions. If that occurs, the advantages offered by those corporate governance provisions will not exist with respect to the Company.

We do not anticipate paying dividends.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Negative covenants in certain of our existing debt instruments prohibit the payment of dividends. In the event we are not contractually restricted from paying dividends in the future, such dividends would be at the discretion of our board of directors and would depend on our future earnings, regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth and that we will not pay cash dividends to our stockholders.

FORWARD-LOOKING STATEMENTS

Most of the matters discussed within this prospectus include forward-looking statements on our current expectations and projections about future events. In some cases you can identify forward-looking statements by terminology such as “may,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary significantly from those discussed in the forward-looking statements.

These forward-looking statements may include, among other things, assumptions relating to the following matters:

• our ability to complete the sale of our interest in the Barnett Shale project for sufficient net proceeds to retire a material portion of our outstanding Secured Convertible Debentures.

• our ability, following the sale of our interest in the Barnett Shale project, to refinance or restructure our remaining Secured Convertible Debentures, and secure additional financing proceeds to enable us to fund the continued development of our Fayetteville Shale project and implement a growth strategy involving other exploration and development properties.

• the level of oil and gas reserves that can be extracted at any of our projects.

• our ability to extract reserves at commercially attractive prices.

• the likelihood that our new management team will increase our profile in the industry and create new acquisition and development opportunities for us.

• our ability to compete against companies with much greater resources than us.

These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to explain the reason why actual results may differ. In light of these assumptions, risks, and uncertainties, the forward-looking events discussed in this prospectus might not occur.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, as well as proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at their Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our Commission filings are also available to the public over the Internet at the Commission’s web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the Commission.

USE OF PROCEEDS

We will not receive any proceeds from sale of the shares of common stock covered by this prospectus by the selling shareholders. We will, however, receive proceeds on exercise of outstanding warrants for shares of common stock covered by this prospectus if the warrants are exercised for cash. If the warrants are exercised in a “cashless exercise,” we will not receive any additional proceeds for the exercise of the warrants. Furthermore, the warrants may expire without having been exercised. Even if some or all of these warrants are exercised, we cannot predict when they will be exercised and when we would receive the proceeds. We intend to use any proceeds we receive upon exercise of the warrants for general working capital and other corporate purposes.

In addition, our obligation to pay amounts otherwise due under our Secured Convertible Debentures will be reduced as a result of the issuance of our common stock in conversion or redemption of, or the payment of the principal of, or interest on, the Secured Convertible Debentures.

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock currently trades on the OTC Bulletin Board under the symbol “MVOG.OB.” The following table set forth the range of the high and low bid-prices per share of our common stock for each of the calendar quarters during our fiscal years ended August 31, 2005 and 2006, as well as for the first quarter fiscal of our fiscal year ending August 31, 2007, as reported by the OTC Bulletin Board. These quotations represent inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions. The last price of our common stock as reported on the OTC Bulletin Board on January 5, 2007 was $.25 per share.

	High	Low
FISCAL YEAR ENDED AUGUST 31, 2005
Quarter ended November 30, 2004	$2.15	$1.40
Quarter ended February 28, 2005	$2.10	$1.10
Quarter ended May 31, 2005	$3.56	$1.36
Quarter ended August 31, 2005	$1.99	$1.00
FISCAL YEAR ENDED AUGUST 31, 2006
Quarter ended November 30, 2005	$1.20	$0.85
Quarter ended February 28, 2006	$1.55	$0.78
Quarter ended May 31, 2006	$1.45	$0.93
Quarter ended August 31, 2006	$1.11	$0.63
FISCAL YEAR ENDING AUGUST 31, 2007
Quarter ended November 30, 2006	$.57	$.18
Quarter ending February 28, 2007 (through January 5, 2007)	$.31	$.13

Holders

As of January 5, 2007, there were 135 shareholders of record of our common stock. However, based upon broker-inquiry conducted in conjunction with an Information Statement recently filed with the Securities and Exchange Commission, we believe that we have approximately 12,100 beneficial shareholders, including our record shareholders.

Dividend Policy

On June 15, 2004, the Company approved a 22 for 1 forward stock split, affected in the form of a stock dividend. We have not paid any cash dividends on our common stock to date, and we have no intention of paying cash dividends in the foreseeable future. Negative covenants in our Secured Convertible Debentures prohibit the payment of dividends. Whether we will declare and pay dividends in the future will be determined by our board of directors at their discretion, subject to certain limitations imposed under Nevada corporate law. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

SELECTED FINANCIAL DATA

The following selected financial data as of and for the dates indicated have been derived from our consolidated financial statements. You should read the following selected financial data together with the consolidated financial statements and related footnotes of the Company and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected consolidated statement of operations data of the Company for each of the years in the three year period ended August 31, 2006 and the consolidated balance sheet data of the Company as of August 31, 2006, 2005 and 2004 are derived from the Company’s consolidated financial statements that have been audited by Malone & Bailey, PC and are included in this report. The selected consolidated statement of operations data of the Company for the year ended August 31, 2003 and the consolidated balance sheet data of the Company as of August 31, 2003, are derived from the Company’s audited consolidated financial statements which were audited by Morgan & Company, but are not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future.

Consolidated Statement of Operations Data: (In Thousands, Except Per Share Amounts)

	Year Ended August 31,
	2006	2005	2004	2003
Total revenue	$2,500	$284	$—	$—
Operating expenses	(23,204)	(28,671)	(161)	(28)
Gain on equity method investment	—	12	—	—

Loss before minority interest	(20,704)	(28,375)	(161)	(28)
Minority interest	1,387	1,354	5	—

Loss from operations	(19,317)	(27,021)	(156)	(28)
Other income (expense):
Derivative income (expense)	11,480	—	—	—
Net interest income (expense)	(6,192)	(2,121)	—	—
Debt prepayment penalty	(7,500)	—	—	—

Total other income (expenses)	(2,212)	(2,121)	—	—

Net loss to common stockholders	(21,529)	(29,142)	(156)	(28)

Basic and diluted loss per common share	$(0.22)	$(0.36)	$(0.00)	$(0.00)
Basic and diluted weighted average common shares outstanding	98,312,289	80,741,335	58,678,904	58,520,000

Consolidated Balance Sheet Data: (In Thousands)
	Years ended August 31,
	2006	2005	2004	2003
Cash and cash equivalents	$2,212	$2,907	$597	$32
Working capital surplus(deficit)*	(32,274)	476	(1,660)	30
Total assets	40,898	17,072	4,229	32
Total long-term liabilities	1,345	6	—	—
Stockholders’ equity	$2,768	$12,702	$1,774	$30

* Including current maturities of $655,787 and derivative liability of $18,087,733 at August 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this prospectus.

Overview and Recent Transactions

We are an early stage independent energy company engaged in oil and gas exploration, exploitation, development and production. We currently participate in these activities through the interests we hold in oil and gas exploration and development projects in Arkansas, Texas and Colorado. We participate in projects directly, as well as indirectly as equity participants in our subsidiaries.

Our operations are focused on identifying and evaluating prospective oil and gas properties and contributing capital to projects that we believe have the potential to produce oil or gas in commercial quantities. Over time, as we complete the exploration and development stage of a project, our primary focus for that project will gradually shift to drilling and production.

Our ability to generate future revenues and operating cash flow will depend on, among other factors, the successful exploration, exploitation and/or acquisition of oil and gas producing properties, development of our inventory of capital projects, the volume and timing of our production, as well as commodity prices for oil and gas. Such pricing factors are largely beyond our control, and may result in fluctuations in our earnings. Other factors that may affect our ability to generate future revenues and operating cash flow are described in the “Risk Factors” section of this prospectus.

We have funded the development of our projects primarily through the proceeds of financing transactions. The terms of our recent sales of Secured Convertible Debentures require us to use our best efforts to sell our interest in the Barnett Shale property and to redeem our Secured Convertible Debentures with the proceeds of that sale. As a result, we intend to focus our efforts in the near term on the sale of the Barnett Shale property and the preservation of our other projects until we retire a portion of our Secured Convertible Debentures, refinance or restructure the remaining balance of our Secured Convertible Debentures, and obtain additional funding. If we are able to successfully accomplish this, we will then be better positioned to take advantage of the opportunities available to us. We will be seeking industry participants to earn an interest in the Fayetteville Shale project by paying capital for reimbursement of some of the acreage costs and funding further testing of our existing well bores and drilling additional wells. It is anticipated, if we find this partner, that the initial stages of further testing in the Fayetteville Shale project will not require significant capital from the Company. As we add new projects or successfully complete the further testing of areas within the Fayetteville Shale project, we will require additional funding which we intend to seek using debt and equity sources as appropriate.

Results of Operations.

Year ended August 31, 2006 compared to year ended August 31, 2005

We realized revenues from continuing operations of $2,500,489 for the twelve month period ended August 31, 2006, compared to revenues of $283,785 for the comparable prior year period.

We incurred a net loss of $21,529,473 for the twelve month period ended August 31, 2006, compared to a net loss of $29,142,004 for the twelve month period ended August 31, 2005. Non-cash charges were the largest component of our losses for both periods. Our loss from operations before other income (expense) for the twelve month period ended August 31, 2006 was $20,703,899, compared to a loss from operations of $28,375,124 for the comparable prior year period.

Total operating expenses were $23,204,388 for the twelve month period ended August 31, 2006, as compared to $28,671,108 for the twelve month period ended August 31, 2005. General and administrative expenses were $12,692,752 for the twelve month period ended August 31, 2006, as compared to $13,663,000 for the twelve month period ended August 31, 2005. Non-cash share based compensation expense of $5,316,690 and $9,982,798 for the twelve month periods ended August 31, 2006 and 2005, respectively, was a major component of general and administrative expense. The year to year increase in other general and administrative expenses is reflective of establishing the proper level of professional staff to run the Company and professional fees associated with a high level of financing and regulatory reporting activity. Non-cash expenses of $9,361,331 for the twelve month period ended August 31, 2006 included $5,316,690 of share based compensation, $1,125,995 of depletion, depreciation and amortization, $5,894,164 of non-cash interest expense, $1,488,339 of exploration expense, $7,015,698 of impairment charges and income of $11,479,555 associated with the conversion feature of our January 2006 Debentures our June 2006 Debentures and our associated January 2006 Warrants and June 2006 Warrants classified as derivative liabilities. The impairment charges were approximately $4.4 million for the Pauline Cook well in the Barnett Shale and the reduction in carrying value of approximately $2.6 million for the Whitewater assets to market related value. Exploration charges were for the G.L. Morris well in the Fayetteville Shale project. Non-cash charges for the twelve month period ended August 31, 2005 of $22,744,754 included $9,982,798 of share based compensation, $153,409 depletion, depreciation and amortization, $2,158,501 of convertible note discount amortization, $4,739,630 of exploration expense, and $5,710,416 of impairment charges.

EITF-00-19 and FAS 133 require that certain financial instruments that meet certain conditions be treated as derivatives with embedded liabilities and must be established as a liability on the balance sheet and marked to market through the income statement on a regular basis. This is a non-cash accounting event that applies to the accounting for our Secured Convertible Debentures and associated warrants and does not represent a current or future cash requirement of the Company and, as such, has no impact on liquidity. This convention will cause a non-cash expense to be realized during periods when our share price rises and non-cash income to be recognized when our share price falls. This accounting treatment does not impact operating income.

Year ended August 31, 2005 compared to year ended August 31, 2004

Our revenues totaled $283,785 for the full year ended August 31, 2005. We had no revenues during the fiscal year ended August 31, 2004.

We incurred operating expenses of $28,671,108 during the year fiscal ended August 31, 2005. The majority of these expenses were associated with projects we no longer participate in, an abandoned acquisition attempt, and the accounting treatment of acquiring Hurricane Energy and bringing on its management team. These costs included exploration expenses and asset impairment of $10,450,046, loss of an earnest money deposit of $4,250,000 (associated with our attempted acquisition of Camden Resources, Inc.) and share based compensation expense of $9,982,798. General and administrative expenses (excluding share based compensation) for the fiscal year ended August 31, 2005 were $3,680,202. Depletion, depreciation and amortization expense for the year ended August 31, 2005 was $153,409. Lease operating expense of $154,653 for the year reflected the start up of production in some of our projects, but also included the cost of projects exited.

During 2005, we evaluated the commercial viability of all our development projects. Two of these projects, Maverick Basin and Turner La Escalera, were deemed non-commercial and we decided to cease participating in the future development of these fields. Accordingly, we recognized $4,739,630 of exploration expense and $5,710,416 of impairment costs.

A significant component of our operating expenses during the year ended August 31, 2005 constituted non- cash charges related to the acquisition of Hurricane Energy. Since Hurricane Energy remained an early stage company at the time of acquisition, and since at that time its management team was its principal asset, the transaction was accounted for as a purchase of net assets and not as a business combination. Accordingly, for accounting purposes, we recognized non-cash compensation expense of $9.1 million representing the aggregate value of the shares and warrants issued to the former Hurricane management team.

Our fiscal 2005 results were also adversely affected by a charge of $4,250,000 associated with an October 2005 settlement of our dispute with Camden Resources, Inc. During the third quarter of fiscal 2005, we instituted litigation to recover a $5,000,000 earnest money deposit paid in connection with our attempted purchase of the shares of Camden Resources, Inc. During October 2005, we entered into a settlement of the dispute and recovered $750,000 of the earnest money deposit. Accordingly, our 2005 financial statements reflect a charge of $4,250,000.

Liquidity and Capital Resources

Net cash used in operations was $2,960,923 for the year ended August 31, 2006. The primary use of cash in operating activities was to fund our net loss. Net cash used in investing activities for the year was $28,370,969 and primarily consisted of the purchase of oil and gas interests and drilling programs, compared to $23,576,885 of investing activities for the year ended August 31, 2005.

Net cash provided by financing activities during the fiscal year ended August 31, 2006 was $30,636,706, compared to $28,194,082 of cash provided for the year ended August 31, 2005. The cash in fiscal year 2006 was primarily provided by the January and June 2006 Debentures. The cash in fiscal year 2005 was provided during our second fiscal quarter of 2005, when we received gross proceeds of $28,435,000 from the private sale of 14,217,500 investment units at $2.00 per unit. Each unit consisted of two shares of our common stock and a three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share.

Net working capital decreased by $32,749,770 as of August 31, 2006 to a deficit of $32,273,878, as compared to a surplus of $475,892 as of August 31, 2005. This decrease is primarily attributable to a $33,239,942 increase in current liabilities during this period. $27,877,100 of this increase is associated with our January 2006 and June 2006 Debentures and associated warrants. $18,087,733 of this increase represents the derivative liability associated with the January 2006 and June 2006 Debentures and associated warrants. This non-cash liability is recognized as a current liability because the debenture holders have the option to convert the debentures into our shares immediately should they choose. $4,473,367 of the increase is payables primarily associated with our drilling and development activities in the Barnett and Fayetteville shale projects.

Our liquidity and capital position were affected by the following transactions during our fiscal year ended August 31, 2006.

During October 2005, we sold convertible debentures and warrants to purchase 500,000 shares of our common stock to Trident Growth Fund, LP for gross proceeds of $2,000,000. The convertible debentures had a principal amount of $2,000,000 and bore interest at an annual rate of 12%. The convertible debentures were repaid in full on January 6, 2006. The warrants have a term of five years and an exercise price of $1.00 per share. The exercise price of the warrants is subject to customary anti-dilution adjustments and a “full ratchet” adjustment in the event of the issuance of common stock or common stock equivalents for a price less than the then exercise price of the warrants. By application of these anti-dilution adjustments, the exercise price of the warrants has subsequently been reduced to $.20 per share following the issuance of our Secured Convertible Debentures in November 2006.

Also in October 2005, our subsidiary, Maverick Woodruff County, LLC, borrowed $1,000,000 to finance lease acquisitions for our Fayetteville Shale project. The loan was secured by a pledge of the membership interests of Maverick Woodruff County, LLC. The loan automatically converted into shares of the common stock of one of our Fayetteville Shale project participants in February 2006 when we acquired and distributed to this participant its pro rata interest in 50,000 leasehold acres.

From the inception of our Barnett Shale project through October 19, 2005, Reichmann Petroleum Corp served as the managing partner of RBE and as the operator of a portion of the project. Dyke Ferrell, the principal shareholder of Reichmann Petroleum, owned an approximate 13% interest in RBE. During October 2005, we acquired the 13% interest in RBE from Mr. Ferrell for a purchase price of $1,750,000 and 250,000 shares of our common stock. Of the purchase price, $250,000 was paid during October 2005 and the balance of $1,500,000 was paid in January 2006 upon our completion of a financial audit relating to the operation of RBE by Reichmann Petroleum. In connection with this purchase, we became the managing member of RBE and operator of the 100% owned portion of the project.

During November 2005, we sold 200,000 investment units at a price of $10 per unit to Millenium Global Investments, Ltd. Each unit consisted of ten shares of our common stock and a thirty (30) month warrant to purchase four shares of our common stock at an exercise price of $1.70 per share. The Millenium warrants were restructured following our issuance of Secured Convertible Debentures in January 2006. In connection with the restructuring, Millenium surrendered warrants to purchase 800,000 shares of our common stock at an exercise price of $1.70 per share, in exchange for warrants to purchase 2,000,000 shares of our common stock; of which 1,000,000 have an exercise price of $.9376 per share; 500,000 have an exercise price of $1.50 per share; and 500,000 have an exercise price of $2.00 per share.

On January 5, 2006, we sold Secured Convertible Debentures (the “January 2006 Debentures”) and five-year warrants to purchase up to 31,996,587 shares of our common stock (the “January 2006 Warrants”) for gross proceeds of $20,000,000 in a private placement transaction. The January 2006 Debentures have an aggregate principal amount of $20,000,000, bear interest at 7.5% per annum, and have a maturity date on the third anniversary of their issuance, subject to the right of the holders to extend the maturity date for a period of up to three years. Interest payments commenced on a quarterly basis during June 2006, with principal payments due in twenty-four equal monthly installments commencing in January 2007. Under limited circumstances, interest and principal payments may be made in shares of our common stock priced at an agreed upon discount to market. The January 2006 Debentures are convertible into 21,331,085 shares of our common stock at an initial conversion price of approximately $0.9376 per share, subject to full-ratchet anti-dilution adjustments which reduce the conversion price to any lower price at which the Company issues any common stock, or is obligated to issue common stock pursuant to options, warrants, or convertible securities in the future, except for the issuance of certain excluded securities. Also, under limited circumstances, the Company has the right to force the holders to convert certain partial amounts due under the January 2006 Debentures, upon payment of certain additional warrants. The Company’s obligations under the January 2006 Debentures are secured by a security interest in all of the Company’s assets. Of the January 2006 Warrants, 21,331,059 had an initial exercise price of $0.9376 per share, 5,332,764 had an initial exercise price of $1.50 per share, and the remaining 5,332,764 had an initial exercise price of $2.00 per share. The exercise prices of the January 2006 Warrants are also subject to full ratchet anti-dilution adjustments which reduce the exercise price to any lower price at which the Company issues any common stock, or is obligated to issue common stock pursuant to options, warrants, or convertible securities, in the future, except for the issuance of certain excluded securities. Upon adjustment of the exercise price of the January 2006 Warrants, the number of shares issuable upon exercise of the January 2006 Warrants will be correspondingly adjusted.

To comply with the terms of a registration rights agreement entered into in connection with the sale of the January 2006 Debentures and January 2006 Warrants, we secured effectiveness of a registration statement filed with the Securities and Exchange Commission for the purpose of registering the resale of the shares of common stock issuable pursuant to those securities. The registration statement must remain effective for a predetermined period subject to certain “grace periods”. If we fail to maintain the effectiveness of the registration statement, we will be required to pay liquidated damages of two percent of the aggregate purchase price of the January 2006 Debentures on the date of such failure and on every 30th day thereafter until such failure is cured.

On June 21, 2006, we sold additional Secured Convertible Debentures (the “June 2006 Debentures”) and five year warrants to purchase 18,664,676 shares of our common stock (the “June 2006 Warrants”) for gross proceeds of $10,000,000 in a private placement transaction. The June 2006 Debentures have an aggregate principal amount of $10,000,000, bear interest at 9.75% per annum, and have a maturity date of June 21, 2007, subject to the right of the holders to extend the date for the payment of any installment of principal for a period of up to two years. Interest payments were scheduled to commence on a monthly basis on November 1, 2006, with principal payments due in equal monthly installments commencing on November 1, 2006 until June 21, 2007. Under limited circumstances, interest and principal payments may be made in shares of our common stock at an agreed upon discount to market. The June 2006 Debentures are convertible into 10,665,529 shares of our common stock at an initial conversion price of $0.9376 per share, subject to full ratchet anti-dilution adjustments which reduce the conversion price to any lower price at which the Company issues any common stock, or is obligated to issue common stock pursuant to options, warrants, or convertible securities in the future, except for the issuance of certain excluded securities. Also, under limited circumstances, the Company has the right to force the holders to convert certain partial amounts due under the June 2006 Debentures upon payment of certain additional warrants. The Company’s obligations under the June 2006 Debentures are secured by a security interest in all of the Company’s assets. The June 2006 Warrants had an initial exercise price of $0.9376 per share, subject to full ratchet anti-dilution adjustments which reduce the exercise price to any lower price at which the Company issues any common stock, or is obligated to issue common stock pursuant to options, warrants or convertible securities, in the future, except for the issuance of certain excluded securities. Upon adjustment of the exercise price of the June 2006 Warrants, the number of shares issuable upon exercise of the June 2006 Warrants will be correspondently adjusted.

To comply with the terms of a registration rights agreement entered into in connection with the sale of the June 2006 Debentures and June 2006 Warrants, we filed a registration statement with the Securities and Exchange Commission for the purpose of registering the resale of the shares of common stock issuable pursuant to those securities. We are required to cause that registration statement to become effective by January 30, 2007. The registration statement must remain effective for a predetermined period subject to certain “grace periods”. If we fail to meet the deadline for the effectiveness or to maintain the effectiveness of the registration statement, we will be required to pay liquidated damages of two percent of the aggregate purchase price of the January 2006 Debentures on the date of such failure and on every 30th day thereafter until such failure is cured.

During fiscal 2006, we issued 423,551 registered shares of our common stock as an interest payment to the holders of the January 2006 Debentures. These shares were issued in lieu of a cash payment of $373,972 that would have otherwise been paid as interest.

Our liquidity and capital resources continued to be affected by the following transactions that occurred during our fiscal year ending August 31, 2007.

On November 16, 2006, we sold additional Secured Convertible Debentures (the “November 2006 Debentures”) and five year warrants to purchase 13,500,000 shares of our common stock (the “November 2006 Warrants”) for net proceeds of $6,000,000 in a private placement transaction. The November 2006 Debentures have an aggregate principal amount of $6,750,000, bear interest at 8% per annum, and have a maturity date of May 16, 2008, subject to the right of the holders to extend the date for the payment of any installment of principal for a period of up to two years. Interest on the November 2006 Debentures is payable monthly, commencing on June 1, 2007 (or, if earlier, on the first day of the calendar month following the date the registration statement covering the resale of the shares of common stock issuable pursuant to the November 2006 Debentures and November 2006 Warrants is declared effective), with principal payments due in equal monthly installments commencing on that date until May 16, 2008. Under limited circumstances, interest and principal payments may be made in shares of our common stock at an agreed upon discount to market. The November 2006 Debentures are convertible into 8,437,500 shares of our common stock at an initial conversion price of $0.80 per share, subject to full ratchet anti-dilution adjustments which reduce the conversion price to any lower price at which the Company issues any common stock, or is obligated to issue common stock pursuant to options, warrants, or convertible securities in the future, except for the issuance of certain excluded securities. Also, under limited circumstances, the Company has the right to force the holders to convert certain partial amounts due under the November 2006 Debentures, upon payment of certain additional warrants. The Company’s obligations under the November 2006 Debentures are secured by a security interest in all of the Company’s assets. The November 2006 Warrants have an initial exercise price of $0.20 per share, subject to full ratchet anti-dilution adjustments which reduces the exercise price to any lower price at which the Company issues any common stock, or is obligated to issue common stock pursuant to options, warrants or convertible securities, in the future, except for the issuance of certain excluded securities. Upon adjustment of the exercise price of the November 2006 Warrants, the number of shares issuable upon exercise of the November 2006 Warrants will be correspondently adjusted. The terms of the June 2006 Debentures and the November 2006 Debentures incorporate a prepayment penalty of 25% that is due upon the sale of our Barnett Shale property.

The terms of the Secured Convertible Debentures require that we use our best efforts to obtain a bona fide offer or offers to sell our interest in the Barnett Shale property by December 31, 2006 and to complete the sale of the Barnett Shale property by February 28, 2007 for a purchase price equal to its fair market value. The proceeds from the sale of our interest in the Barnett Shale property will be applied towards the amounts we owe under our outstanding Secured Convertible Debentures, plus a 25% prepayment penalty. Thus, to the extent sales proceeds are less than $44,250,000, we will continue to owe money on our Secured Convertible Debentures. However, following a sale of our interest in the Barnett Shale property, we will not likely have the capital resources to repay such amounts in the absence of a material new financing transaction, as to which we can offer no assurances. Furthermore, if the cash consideration to be received by us in any such sale is less than $35 million, the consent of the holders of a majority of the outstanding principal amount of the Secured Convertible Debentures is required.

We received non-binding offers to purchase the Barnett Shale property prior to the December 31, 2006 deadline and we are in the process of negotiating with the parties that submitted the offers. The transaction, if completed pursuant to the terms of the offers, would generate net sale proceeds for our portion of the project of less than $35 million. If we do not obtain the holders’ consent to the completion of a transaction on the terms presently offered, or if we are otherwise unable to complete a transaction by February 28, 2007, the holders of our Secured Convertible Debentures would have the right to redeem a portion of the Secured Convertible Debentures and we do not have funds available for that purpose. If we are able to complete a transaction, since the anticipated proceeds would be less than the amount required to redeem all of our outstanding Secured Convertible Debentures, a substantial principal amount of our Secured Convertible Debentures would remain outstanding.

As a result of our issuance of additional Secured Convertible Debentures and Warrants in June and November 2006, the exercise price of the January 2006 Warrants and June 2006 Warrants has been reduced to $0.20 per share and an additional 13,741,334 shares are issuable upon exercise of those warrants. The holders of the January 2006 Debentures and June 2006 Debentures have waived any anti-dilution adjustment to the conversion price of those debentures that would have otherwise resulted from the issuance of the Secured Convertible Debentures and Warrants in June and November 2006. In addition, the holders of the January 2006 Debentures and June 2006 Debentures have agreed to the deferral of the payments of the principal of, and interest on, those debentures until the earliest to occur of (1) the date of the closing of the Barnett Shale property offer sale, (2) February 28, 2007, or (3) December 31, 2006, in the event we have not obtained a bona fide offer to purchase the Barnett Shale property from an unaffiliated third party by that date.

On December 19, 2006, we sold an aggregate of 5,225,000 investment units for a purchase price of $.20 per unit, for total proceeds of $1,045,000. Each unit consisted of one share of the Company’s common stock and a warrant to purchase an additional share at an exercise price of $.20 per share.

Our liquidity and capital resource position will continue to be adversely affected as two of our project partners have not paid their allocable project costs in an aggregate amount of approximately $5.2 million, of which approximately $1.6 million is due from a Barnett Shale partner, and approximately $3.6 million is due from our 45% Fayetteville Shale partner. While we will likely recover the balance owed by our Barnett Shale partner upon a sale of that project, we have no such short-term recourse in the case of our Fayetteville Shale partner. In the Fayetteville Shale project, our 45% partner is an early stage public company that has recently experienced significant solvency issues. Until it is able to secure additional funding, if at all, this partner will not have sufficient capital resources to fund its portion of our Fayetteville project costs. Until this partner is able to fund its past due payments, we will not be able to continue development of the Fayetteville Shale project. If this continues for more than the short-term, it may result in the loss of leases and financial penalties for not timely drilling wells. However, under the operating agreement with our partners, we have the right to foreclose upon their interests in the project if they do not pay their proportionate share of project costs. We are presently evaluating our alternatives for this project.

Our short-term plan of operations is to conduct the sale of the Barnett Shale property, as we are required to do so under the terms of our Secured Convertible Debentures, and as it is our only asset with sufficient near-term market value which, upon sale, would enable us to retire a significant portion of our Secured Convertible Debentures. Proceeds from our sale of the November 2006 Debentures and our December sale of investment units provided sufficient funds on a net basis to allow us to satisfy a significant portion of our trade payables and fund our continued operations until the sale of the Barnett Shale property is concluded. However, pending a sale of the Barnett Shale property, our current capital resources will not be sufficient to sustain our operations for more than the short-term, or to fund the development of any of our other projects, or commence the development of any new projects. In light of our current limited capital, we are also attempting to sell our Whitewater project in Colorado, rather than participate in further drilling efforts to delineate the total potential of that play.

Until the sale of our interests in the Barnett Shale property is completed, if at all, we can offer no assurances as to the ultimate sales proceeds likely to be realized through that process. However, if we complete the sale of the Barnett Shale property on the terms presently offered, the sales proceeds will be less than $35 million. Thus, we will need to obtain the consent of the holders of our Secured Convertible Debentures and we will remain obligated to pay the remaining balance of our Secured Convertible Debentures over time. However, in the absence of securing additional financing proceeds, we will not have the available capital resources to do so.

As we work to complete the sale of the Barnett Shale property, we intend to examine alternative methods by which we can recapitalize and refinance the Company. Since the sale would leave us with a substantial principal balance outstanding under the Secured Convertible Debentures, we will need to refinance the Secured Convertible Debentures and secure additional financing thereafter to fund our continued plan of operations. This includes the continued development of our Fayetteville Shale project (if interim evaluation demonstrates the appropriate value proposition), as well as locating and acquiring additional exploration opportunities and development projects with existing production. If we can recapitalize and refinance the Company, we plan to acquire new properties from major companies or independent companies seeking to divest non-core assets. These new opportunities would be designed to provide cash flow to the Company sufficient to support our corporate overhead and develop a diversified portfolio of exploration and production properties. We also believe that we may be able to secure less capital intensive development and exploration projects where the experience and industry track record of our management team is utilized to enhance the value of an existing asset base. Since we will not have conventional financing facilities available to us in the near term, we may also seek opportunities in properties or companies that are distressed and where the management capabilities of the Maverick team can be utilized to enhance the value of the properties.

Whether before, after, or in conjunction with, the sale of the Barnett Shale property, we will need to secure sufficient financing within the short-term to fund the future growth, exploration and development activities associated with our longer-term plan of operations. This may take the form of either debt-based financing, or sale of equity securities. Any sale of equity securities would require us to complete an amendment to our corporate charter (to increase the number of shares of capital stock available for issuance). We have commenced the process of amending our charter, and expect that it will be completed by the end of January 2007. If, within the short-term, we are unable to obtain additional funds when we need them or if we cannot obtain funds on terms favorable to us, we will not be able to maintain our operations as a going concern.

Our future liquidity will be adversely affected since it appears likely that we will be unable to sell our portion of the Barnett Shale property for a price that enables us to retire all, or a substantial portion, of our Secured Convertible Debentures. We will need to refinance the balance owed on our Secured Convertible Debentures, if that is possible. Our future liquidity will also be adversely affected if we are unable to secure additional financing on terms satisfactory to us. The scaling-back of our activities within the Fayetteville Shale play could also have an adverse effect on our liquidity. In conjunction with securing a drilling rig for our Fayetteville Shale program, we agreed to a two-year commitment to the drilling company. Currently, the rig has been reassigned to another operator. However, if the rig does not remain in use, we could be liable for rental fees of $16,600 per day (subject to contribution by our partners for their 55% pro rata interest in the project) through January 31, 2008, the remainder of the original commitment term. Given the demand for drilling rigs in this prospect we are optimistic that significant fees will not be incurred. In addition, certain leases in our Fayetteville Shale project require us to conduct additional drilling prior to the end of 2007. If these drilling obligations are not met or renegotiated we could be obligated to pay total penalties of up to $3,000,000 to the landowners under those leases (subject to contribution by our partners for their 55% pro rata interest in the project). We may also be obligated to acquire certain additional leasehold acreage within the project area. As our Fayetteville Shale project is being scaled back for a more measured evaluation of the play, we will seek to renegotiate the terms of these arrangements to mitigate the financial obligations of the Company.

We will be seeking industry participants to earn an interest in our Fayetteville Shale project by paying capital for reimbursement of some of the acreage costs and funding further testing of our existing well bores and drilling additional wells. It is anticipated, if we find this partner, that the initial stages of further testing in the Fayetteville Shale project will not require significant capital from the Company. As we add new projects or successfully complete the further testing of areas within the Fayetteville Shale project, we will require additional funding which we intend to seek using debt and equity sources as appropriate.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary significantly from those estimates under different assumptions and conditions.

Critical accounting policies are defined as those significant accounting policies that are most critical to an understanding of a company’s financial condition and results of operation. We consider an accounting estimate or judgment to be critical if (i) it requires assumptions to be made that were uncertain at the time the estimate was made, and (ii) changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.

We believe that the following significant accounting policies are the most critical to an evaluation of our future financial condition and results of operations.

Proved Oil and Natural Gas Reserves

Proved reserves are defined by the SEC as the estimated quantities of crude oil, condensate, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Prices do not include the effect of derivative instruments, if any, entered into by the Company.

Proved developed reserves are those reserves expected to be recovered through existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing of a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on non-drilled acreage, or from existing wells where a relatively major expenditure is required for re-completion. Reserves on non-drilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other non-drilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Volumes of reserves are estimates that, by their nature, are subject to revision. The estimates are made using all available geological and reservoir data as well as production performance data. There are numerous uncertainties in estimating crude oil and natural gas reserve quantities, projecting future production rates and projecting the timing of future development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way and estimates of engineers that we use may differ from those of other engineers. The accuracy of any reserve estimate is a function of the quantity of available data and of engineering and geological interpretation and judgment. Accordingly, future estimates are subject to change as additional information becomes available.

Successful Efforts Accounting

The Company utilizes the successful efforts method to account for our crude oil and natural gas operations. Under this method of accounting, all costs associated with oil and gas lease acquisition costs, successful exploratory wells and all development wells are capitalized and amortized on a unit-of-production basis over the remaining life of proved developed reserves and proved reserves on a field basis. Unproved leasehold costs are capitalized pending the results of exploration efforts. Exploration costs, including geological and geophysical expenses, exploratory dry holes and delay rentals, are charge to expense when incurred.

Impairment of Properties

We review our proved properties at the field level when management determines that events or circumstances indicate that the recorded carrying value of the properties may not be recoverable. Such events include a projection of future oil and natural gas reserves that will be produced from a field, the timing of this future production, future costs to produce the oil and natural gas, and future inflation levels. If the carrying amount of an asset exceeds the sum of the undiscounted estimated future net cash flows, we recognize impairment expense equal to the difference between the carrying value and the fair value of the asset which is estimated to be the expected present value of future net cash flows from proved reserves, utilizing a risk-free rate of return. The Company cannot predict the amount of impairment charges that may be recorded in the future. Unproved leasehold costs are reviewed periodically and a loss is recognized to the extent, if any, that the cost of the property has been impaired.

Asset Retirement Obligations

The Company is required to make estimates of the future costs of the retirement obligations of its producing oil and gas properties. This requirement necessitates that the Company make estimates of its property abandonment costs that, in some cases, will not be incurred until a substantial number of years in the future. Such cost estimates could be subject to significant revisions in subsequent years due to changes in regulatory requirements, technological advances and other factors that may be difficult to predict.

Income Taxes

The Company is subject to income and other related taxes in areas in which it operates. When recording income tax expense, certain estimates are required by management due to timing and the impact of future events on when income tax expenses and benefits are recognized by the Company. The Company will periodically evaluate its tax operating loss and other carryforwards to determine whether a gross deferred tax asset, as well as a related valuation allowance, should be recognized in its financial statements.

CHANGE OF ACCOUNTANTS

On December 10, 2004, the Board of Directors of the Company engaged Malone & Bailey, PC as its independent accountant and dismissed Morgan & Co., as its independent accountant. During the fiscal years ended August 31, 2004 and 2003, the Company did not consult Malone & Bailey, PC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by Malone & Bailey, PC on the Company’s financial statements, and Malone & Bailey, PC did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Credit Rating Risk

As of August 31, 2006, we had approximately $2.2 million in cash and cash equivalents, and short term investments. At August 31, 2006, approximately $1.4 million was held in our operating accounts to be used for general corporate purposes, and $0.8 was invested in overnight repurchase agreements, 100% collateralized with AAA rated US Government Securities. Based on sensitivity analyses performed on the financial instruments held as of August 31, 2006, an immediate 10% change in interest rates is not expected to have a material effect on our near term financial condition or results.

Commodity Risk

Our major commodity price risk exposure is to the prices received for our natural gas and oil production. Realized commodity prices received for our production are the spot prices applicable to natural gas and crude oil. Prices received for natural gas and oil are volatile and unpredictable and are beyond our control. For the quarter ended August 31, 2006, a 10% fluctuation in the prices for natural gas and oil production would have had less than an approximate $0.1 million impact on our revenues.

BUSINESS

General

We are an early stage independent energy company seeking to economically find and develop oil and gas reserves. Our primary areas of concentration are in the Barnett Shale play of Wise County, Texas, and the Fayetteville Shale play of eastern Arkansas. We have smaller non-operated interests in projects in South Texas (Zapata County), West Texas (Turner/Escalera) and the Piceance Basin of Colorado (Whitewater).

We are managed by a small team of highly experienced technical and managerial employees, led by our Chief Executive Officer, Mr. James A. Watt. Mr. Watt joined the company in August of 2006. He began his career as a geophysicist in 1971 with Amoco Production Company. Since that time, he has held numerous exploration and production managerial positions with several independent oil companies. In 1997, he became President and Chief Operating Officer of Box Energy Corporation, later renamed Remington Oil and Gas Corporation. As Chief Executive Officer of Remington, he led the company through a major corporate restructuring and initiated and implemented a successful offshore exploration program in the Gulf of Mexico. The company was sold to another offshore producer in June of 2006.

We seek to acquire and exploit properties with certain of the following characteristics:

• Significant upside from exploratory drilling or applied technology

• Near existing infrastructure and within established productive trends

• Favorable long term economics

• Potential to acquire meaningful working interests and become operator

These opportunities will be generated from the initial stages of exploration, from investing in ongoing operations of others, from acquisition of properties from others and from time to time in corporate transactions. We intend to place primary emphasis on issuances of public and private debt and equity to finance our business.

Our ability to generate future revenues and operating cash flow will depend on the successful exploration, exploitation and acquisition of oil and gas producing properties, the volume and timing of our production, as well as commodity prices for oil and gas. Such pricing factors are largely beyond our control, and may result in fluctuations in our earnings.

We are currently involved in five projects, as follows:

• Barnett Shale, Wise County, Texas

Our largest project, to date, is the Barnett Shale play in Wise County, Texas. We own a working interest in over 9700 gross (3500 net) acres. The majority of this acreage is operated by Devon Energy and a portion is operated by Maverick. There are four producing wells on the Devon operated portion of the leasehold. On the Maverick operated portion of the acreage, two wells have been drilled. One is on production and the other is currently shut in and being evaluated for a work over attempt. Numerous additional drilling opportunities exist on these properties. Drilling activity must be maintained on the properties to satisfy continuous drilling obligations of the undeveloped leasehold. Another well must be spud by April, 2007 to satisfy this obligation. The Company is currently negotiating to extend this drilling obligation beyond the anticipated sale of the property.

The terms of our $36,750,000 principal amount of Secured Convertible Debentures require that we use our best efforts to obtain a bona fide offer for the purchase of our interest in the Barnett Shale property by December 31, 2006, and complete the sale by February 28, 2007.

We received non-binding offers to purchase our interest in the Barnett Shale property prior to the December 31, 2006 deadline and we are in the process of negotiating with the parties that submitted the offers. The transaction, if completed pursuant to the terms of the offers, would generate net sale proceeds for our portion of the property of less than $35 million. If we do not obtain the holders’ consent to the completion of the transactions on the terms presently offered, or if we are otherwise unable to complete a transaction by February 28, 2007, the holders of our Secured Convertible Debentures would have the right to redeem a portion of the Secured Convertible Debentures and we do not have funds available for that purpose. If we are able to complete a transaction, since the anticipated proceeds would be less than the amount required to redeem all of our outstanding Secured Convertible Debentures, a substantial principal amount of our Secured Convertible Debentures would remain outstanding.

• Fayetteville Shale

Our highest potential project is in the Fayetteville Shale play in Woodruff County, Arkansas. Our acreage is located approximately 25 miles east of the primary trend. We are operator of this project and have a 45% working interest. To date, we have acquired approximately 125,000 gross (56,400 net) acres, subject to further title review. Certain leases contain drilling commitments that if wells are not drilled prior to the end of 2007 we are subject to lease cancellations or in certain instances financial penalties. The total cost to Maverick for this leasehold has been approximately $16 million. To date, Maverick has drilled four wells in Woodruff County. Two were drilled horizontally in different sections of the Fayetteville and completions have been attempted. Further work is required to fully evaluate both of these wells. A third well in the western portion of our acreage block found the Fayetteville Shale overlaying a wet sand. A completion was not attempted in this well fearing that any fracture stimulation of the shale would extend into the wet sand. The fourth well encountered good Fayetteville porosity in a clastic rich shale. This well is currently awaiting a completion attempt in this shale as well as in three additional potentially productive zones found in the well bore.

Our limited capital resources have caused us to scale back our activity within the play. We are currently watching industry activity in the area and seeking a partner to participate in further testing of our existing wells and drilling of new wells to delineate the acreage.

• Whitewater

We own a 30% working interest in approximately 40,000 gross (11,700 net) acres in the Piceance Basin of Mesa and Delta Counties of Colorado. This is a shallow gas play where recent drilling has demonstrated production potential. In light of our current limited capital, we have decided to sell our interest in the play rather than participate in further drilling to delineate the total potential of the play. We are currently negotiating the sale of this property.

• Zapata County

We own a working interest in approximately 560 net mineral acres located in Zapata County, Texas. We have established production in this area with 2 producing wells. Minimal additional drilling activity is contemplated on this acreage.

• Turner/La Escalera

We own a working interest in approximately 2,200 net mineral acres located in Tom Green and Pecos Counties, Texas. Seven wells have been drilled on the Turner Ranch portion in Tom Green County resulting in six producers and one dry hole. Two test wells on the La Escalera portion of the project in Pecos County were unsuccessful. The results from all of the wells have been less than expected and we have ceased participating in development activities on this project.

As we work towards the sale of the Barnett Shale property, we intend to examine alternative methods by which we can recapitalize and refinance the Company. As most, if not all, of the proceeds from a sale of our Barnett Shale interests will be applied towards the retirement of our outstanding Secured Convertible Debentures, we will need to refinance or restructure our Secured Convertible Debentures and/or secure additional financing thereafter to fund our continued plan of operations. This includes the continued development of our Fayetteville Shale project (if interim evaluation demonstrates the appropriate value proposition), as well as locating and acquiring additional exploration opportunities and development projects with existing production. If we can recapitalize and refinance the Company, we plan to acquire new properties from major companies or independent companies seeking to divest non-core assets. These new opportunities would be designed to provide cash flow to the Company sufficient to support our corporate overhead and develop a diversified portfolio of exploration and production properties. We also believe that we may be able to secure less capital intensive development and exploration projects where the experience and industry track record of our management team is utilized to enhance the value of an existing asset base.

Whether before, after, or in conjunction with, the sale of the Barnett Shale property, we will need to secure sufficient financing within the short-term to fund the future growth, exploration and development activities associated with our longer-term plan of operations. This may take the form of either debt-based financing, or sale of equity securities. Any sale of equity securities would require us to complete an amendment to our corporate charter (to increase the number of shares of capital stock available for issuance). We have commenced the process of amending our corporate charter and expect it to be completed by the end of January 2007. If, within the short-term, we are unable to obtain additional funds when we need them or if we cannot obtain funds on terms favorable to us, we will not be able to maintain our operations as a going concern.

Our principal offices are located at 16415 Addison Road, Suite 850, Addison, Texas 75001. Our telephone number is (214) 239-4333 and our fax number is (214) 239-4334.

Sales and Marketing

The principal customers for our crude oil production are expected to be refiners, remarketers and other companies, some of which are expected to have pipeline facilities near the producing properties we acquire. In the event pipeline facilities are not conveniently available, we intend to truck or barge crude oil to storage, refining or pipeline facilities.

The principal customers for our gas production are expected to be pipelines, utilities, gas marketing firms, industrial users and local distribution companies.

We intend to use existing gathering systems and interstate and intrastate pipelines to consummate gas sales and deliveries.We intend to sell our oil and natural gas production under both short-term (less than one year) and long-term (one year or more) agreements at prices negotiated with third parties.

Under both short-term and long-term contracts, typically either the entire contract (in the case of short-term contracts) or the price provisions of the contract (in the case of long-term contracts) are renegotiated from intervals ranging in frequency from daily to annually.

Title to Properties

We believe that the title to our leasehold properties is good and defensible in accordance with standards generally acceptable in the oil and gas industry, subject to exceptions that are not so material as to detract substantially from the use of such properties. Our leasehold properties are subject to royalty, overriding royalty and other outstanding interests customary in the industry. The properties may be subject to burdens such as liens incident to operating agreements and current taxes, development obligations under oil and gas leases and other encumbrances, easements and restrictions. We do not believe any of these burdens will materially interfere with our use of these properties.

As is customary in the oil and gas industry, a preliminary title examination is conducted at the time that we acquire properties believed to be suitable for drilling operations. We rely upon the brokers of the properties to conduct the title examination. We will perform necessary curative work with respect to any significant defects in title prior to proceeding with operations.

Competition

The oil and natural gas business is highly competitive. We compete with private and public companies in all facets of the oil and natural gas business, including suppliers of energy and fuel to industrial, commercial and individual customers. Numerous independent oil and gas companies, oil and gas syndicates and major oil and gas companies actively seek out and bid for oil and gas prospects and properties as well as for the services of third-party providers, such as drilling companies, upon which we rely. Many of these companies not only explore for, produce and market oil and natural gas, but also carry out refining operations and market the resultant products on a worldwide basis. A substantial number of our competitors have longer operating histories and substantially greater financial and personnel resources than we do.

Competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the government of the United States and other countries, as well as factors that we cannot control, including international political conditions, overall levels of supply and demand for oil and gas, and the markets for synthetic fuels and alternative energy sources. Intense competition occurs with respect to marketing, particularly of natural gas.

Government and Environmental Regulation

Domestic development, production and sale of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which is often difficult and costly and some of which carry substantial penalties for failure to comply. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning wells. Texas and other states in which we intend to conduct operations also have statutes and regulations governing conservation matters, including the unitization or pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells.

Our operations are subject to extensive and developing federal, state and local laws and regulations relating to environmental, health and safety matters; petroleum; chemical products and materials; and waste management. Permits, registrations or other authorizations are required for the operation of certain of our facilities and for our oil and gas exploration and production activities. These permits, registrations or authorizations are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with these regulatory requirements, the provisions of required permits, registrations or other authorizations, and lease conditions, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Failure to obtain or maintain a required permit may also result in the imposition of civil and criminal penalties. Third parties may have the right to sue to enforce compliance.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in our operations, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs or liabilities will not be incurred. In addition, it is possible that future developments, such as stricter requirements of environmental or health and safety laws and regulations affecting our business or more stringent interpretations of, or enforcement policies with respect to, such laws and regulations, could adversely affect us. To meet changing permitting and operational standards, we may be required, over time, to make site or operational modifications at our facilities, some of which might be significant and could involve substantial expenditures. There can be no assurance that material costs or liabilities will not arise from these or additional environmental matters that may be discovered or otherwise may arise from future requirements of law.

Employees and Consultants

As we are an early stage independent energy company, our staffing is limited. As of December 31, 2006, we had 12 employees, all of whom are full-time employees. We employ our Chief Executive Officer, as well as senior geology, land management, petroleum engineering and administrative personnel, in our Addison, Texas headquarters. While we currently employ our Chief Financial Officer and Controller, staff accountants, and corporate counsel in our Fort Lauderdale, Florida offices, we expect that these functions will be transitioned to our Addison, Texas headquarters during the early part of 2007. We also utilize certain outsourced third parties to provide operational, technical and certain administrative services. As production levels increase, we may find the need to hire additional personnel. None of our employees are represented by a union. We have never experienced an interruption in operations from any kind of labor dispute and we consider the working relationship among our staff to be excellent.

Company Background

We were incorporated under the laws of the State of Nevada on June 18, 2002 as “Waterloo Ventures Inc.” From our inception through April 2004, we were engaged in acquiring and exploring mineral properties. We actively maintained an option to acquire an interest in the “East Red Rock” mineral claim in Ontario, Canada until April 2004, when, in conjunction with a change of control, we elected to suspend all further payments and exploration work needed to maintain the claim in good standing. Accordingly, as of April 2004, we suspended all mineral exploration activities, commenced our oil and gas business, and, by virtue of a merger with a wholly owned subsidiary, changed our name to “Maverick Oil and Gas, Inc.”

On March 10, 2005, we acquired all of the outstanding membership interests of Hurricane Energy, an early-stage independent oil and gas business founded in 2003 that targeted the acquisition of producing, development, and exploitation reserves principally in the U.S. Gulf Coast region. At the time of acquisition, Hurricane Energy had minimal tangible assets. However, it had a team of experienced oil and gas managers, certain of whom remain with the Company.

LEGAL PROCEEDINGS

NONE

DESCRIPTION OF PROPERTY

Our executive offices consist of approximately 4,072 feet of leased office space located at 16415 Addison Road, Suite 850, Addison, Texas. In addition, we house our financial and accounting personnel in approximately 7,686 feet of leased office space located at 888 E. Las Olas Blvd., Suite 400, Ft. Lauderdale, FL 33301. We also own a small office building in McCrory, Arkansas and a field office and warehouse in Hunter, Arkansas to house the operations personnel and consultants working on our Fayetteville Shale project.

Oil and Gas Properties

The following table summarizes our gross and net developed and undeveloped oil and natural gas acreage under lease as of August 31, 2006.

	Gross	Net
Developed acreage
Zapata County	2,496	556
Turner/Escalera	560	54
Barnett Shale	900	388

Total Developed	3,956	998

Undeveloped Acreage
Turner/Escalera	19,477	2,132
Barnett Shale	8,854	3,086
Whitewater	40,292	11,685
Fayetteville Shale	125,309	56,389

Total Undeveloped	193,932	73,292

A developed acre is considered to be an acre spaced or assignable to productive wells. A gross acre is an acre in which a working interest is owned. A net acre is the result that is obtained when our fractional ownership working interest is multiplied by gross acres. The number of net acres is the sum of the factional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether that acreage contains proved reserves, but does not include undrilled acreage held by production under the terms of a lease. As is customary in the oil and gas industry, we can generally retain our interest in undeveloped acreage by drilling activity that establishes commercial production sufficient to maintain the leases or by paying delay rentals during the remaining primary term of leases.

The oil and gas leases in which we have an interest are for varying primary terms, and if production under a lease continues from our developed lease acreage beyond the primary term, we are entitled to hold the lease for as long as oil or natural gas is produced.

We do not have any obligations under existing contracts or agreements calling for the provision of fixed and determinable quantities of oil and gas over the next three years, and have therefore not filed any information or reports with any federal authority or agency containing estimates of total proved developed or undeveloped net oil or gas reserves. Our oil and gas properties consist primarily of oil and gas wells and our interests in leasehold acreage, both developed and undeveloped.

Reserves

Our estimates of oil and gas reserves are derived from reports prepared by Miller and Lents, Ltd., petroleum consultants. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Based on reserve reports prepared by Miller and Lents, Ltd. dated August 31, 2006, we had estimated total proved reserves of 7,962 MMcfe of which 2,213 MMcfe were proved developed reserves. We have not reported our reserves to any federal authority or agency.

The following table sets forth certain information as of August 31, 2006 with respect to our estimated proved oil and gas reserves pursuant to SEC guidelines, and the present value of our proved oil and gas reserves.

Proved Reserves

	Oil MBbls	Gas (MMcf)	Undiscounted Future Net Revenue (M$)	Present Value of Proved Reserves Discounted at 10% (M$)
Proved Developed	15	2124	10,949	6,977
Proved Undeveloped	18	5643	18,012	5,661
Total Proved	33	7767	28,961	12,638

As of August 31, 2006, 95 percent of our proved reserves were located in the Barnett Shale property in Wise County, Texas. The following table summarizes our estimated proved oil and gas reserves by area as of August 31, 2006.

	Oil MBbls	Gas (MMcf)	Total Gas Equivalent (MMcfe)	Percent of Proved Reserves	Present Value of Proved Reserves Discounted at 10% (M$)	Percent of Present Value of Proved Reserves
Barnett Shale	26.1	7,420.4	7,577.0	95.2%	11,323.8	89.6%
Zapata County	2.7	333.9	350.1	4.4%	1,154.6	9.1%
Other	3.8	12.4	35.2	0.4%	159.8	1.3%

Total	32.6	7,766.7	7,962.3	100.0%	12,638.2	100.0%

These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with SEC financial accounting and reporting standards. The estimated present value of proved reserves does not give effect to indirect expenses such as general and administrative expenses, debt service and future income tax expense or to depletion, depreciation, and amortization.

In accordance with applicable financial accounting and reporting standards of the SEC, the estimates of our proved reserves and the present value of proved reserves set forth herein are made using oil and gas sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties. Estimated quantities of proved reserves and their present value are affected by changes in oil and gas prices. The average prices utilized for the purpose of estimating our proved reserves and the present value of proved reserves as of August 31, 2006 were $63.45 per Bbl of oil and natural gas liquids and $6.28 per Mcf of gas.

Production

For the twelve months ended August 31, 2006, our total net production was approximately 19,300 barrels of oil and 230,700 Mcf of natural gas. The average prices received for our oil and gas sales were $41.16 per barrel and $7.54 per Mcf, respectively. Our average lifting cost per Mcfe was $2.82.

Productive Wells and Acreage

As of August 31, 2006, we had 11 productive wells. Two of these wells are categorized as oil wells and the remaining nine wells are categorized as gas. We had total gross acreage of 197,888 acres, consisting of 3,956 developed acres and 193,932 undeveloped acres. We had total net acreage of 74,290 acres, consisting of 998 developed acres and 73,292 undeveloped acres.

Drilling Activity

The following table sets forth our drilling activity during the twelve month period ended August 31, 2005 and 2006 (excluding wells in progress at the end of the period).

	2005		2006
	Gross	Net	Gross	Net
Development Wells:
Oil	1	0.4	1	0.1
Gas	1	0.1	1	0.6
Dry	1	0.4	0	0.0

Total	3	0.9	2	0.7

Exploratory Wells:
Oil	4	0.9	1	0.7
Gas	9	2.3	8	2.8
Dry	2	0.4	1	0.4

Total	15	3.6	10	3.9

Total Wells:
Oil	5	1.3	2	0.2
Gas	10	2.4	9	3.4
Dry	3	0.7	1	0.4

Total	18	4.4	12	4.0

The information contained in the foregoing table should not be considered indicative of future drilling performance, nor should it be assumed that there is any necessary correlation between the number of productive wells drilled and the amount of oil and gas that may ultimately be recovered by us.

We do not own any drilling rigs, and all of our drilling activities are conducted by independent drilling contractors.

Present Activities

A description of our present activities is contained in “BUSINESS”, beginning on page 27.

Delivery Commitments

At August 31, 2006, we had no delivery commitments with our purchasers.

DIRECTORS AND EXECUTIVE OFFICERS

Below is certain information regarding our directors and executive officers.

Name	Age	Position Held
James A. Watt	56	Chief Executive Officer and Director
John A. Ruddy	59	Chief Financial Officer
Lance E. Johnson	60	Director
David Preng	60	Director
Andrej Rucigaj	42	Director
Matthew Fitzgerald	49	Director

Mr. Watt has served as our Chairman and Chief Executive Officer since August 2, 2006. Mr. Watt served as Chairman and Chief Executive Officer of Remington Oil and Gas Corp. from 1997 through 2006, when Remington was acquired by Helix Energy Solutions Group, Inc. Prior to joining Remington, from 1993 - 1997, Mr. Watt served as Vice President/Exploration of Seagull E& P, Inc., and from 1991 - 1993, he served as Vice President/Exploration and Exploitation of Nerco Oil and Gas. Mr. Watt received a B. S. in Physics from Rensselaer Polytechnic Institute in 1971.

John A. Ruddy has served as our Chief Financial Officer since March 2005. Mr. Ruddy has 28 years of experience in the oil and gas industry. From October 2003 until March 2005, he served as Chief Financial Officer of Hurricane Energy, LLC. From December 1996 to September 2003, Mr. Ruddy was the Chief Financial Officer of the Sunoco Marketing Division. From 1993 to 1996, he was the Chief Financial Officer for Sunoco’s International Exploration and Production division. Mr. Ruddy spent 25 years with Sunoco, Inc., the largest independent refining and marketing company in the U.S. Mr. Ruddy has extensive experience in acquisitions and divestments in both the upstream and downstream areas, having participated in transactions valued in excess of $1.5 billion during his career.

Lance E. Johnson joined our Board of Directors on August 10, 2005. Mr. Johnson is a veteran of 30 years in the energy industry. Following service of six years in the United States Air Force as an officer and pilot, Mr. Johnson joined Mobil Oil Corporation in 1975. Mr. Johnson held numerous senior management positions within Mobil Oil Corporation including Managing Director of Mobil Exploration Norway, General Manager of Production for Mobil U.S. Exploration and Production, Chairman and President of Mobil North Sea Ltd. In 1996, Mr. Johnson was appointed Executive Vice President of Mobil Oil Corporation for Supply, Trading and Transportation and in 1998 he assumed responsibility for worldwide New Exploration and Production Ventures. Coincident with the merger of Exxon and Mobil in 1999, Mr. Johnson was appointed Vice President of ExxonMobil Production Company from which position he retired in June 2002. He holds a B.S. in Mechanical Engineering from Tufts University and a Masters Degree in Industrial Management from Central Michigan University.

David Preng joined our Board of Directors on September 28, 2005. Mr. Preng has served as Chief Executive Officer and President of Preng and Associates since 1980. Preng and Associates is an international executive search firm specializing in placements within the oil and gas industry. Mr. Preng served on the Board of Directors of Remington Oil and Gas, Inc., a publicly held oil and gas company, from April 29, 1997 through its sale on July 1, 2006. Mr. Preng is a member of the National Association of Corporate Directors - Houston Chapter, Community National Bank, and the International Advisory Board of Texas A&M University. He is also a Fellow for the Institute of Directors. He holds a B. S. in Business Administration from Marquette University and a Masters Degree in Business Administration from DePaul University.

Andrej Rucigaj joined our Board of Directors on September 28, 2005. Mr. Rucigaj has worked as a manager in the investment and finance fields for the last 10 years, with a focus on the energy sector. Since 2001, Mr. Rucigaj served as an investment manager of Aktiva Group, an Amsterdam based private investment fund. Aktiva is controlled by Darko Horvat, one of the principal beneficiaries of Line Trust Corporation Limited, a principal shareholder of the Company. From 1994 to 2001, Mr. Rucigaj worked as an officer of Arkada, an investment fund in Slovenia. Mr. Rucigaj holds a B.S. in Electrical Engineering from ETH (Swiss Federal Institute of Technology) and an MBA from INSEAD, The European Institute of Business Administration (Fountainebleau, France).

Matthew Fitzgerald joined our Board of Directors on January 27, 2006. Mr. Fitzgerald has been the Senior Vice President and Chief Financial Officer of Grant Prideco, Inc. since January 2004. Grant Prideco, Inc. is the world leader in drill stem technology development and drill pipe manufacturing, sales and service, a global leader in drill bit technology, manufacturing, sales and service, and a leading provider of high-performance engineered connections and premium tubular products and services. Prior to his current position with Grant Prideco, Inc., Mr. Fitzgerald served as Executive Vice President, Chief Financial Officer, and Treasurer of Veritas DGC, beginning in March 2001. Mr. Fitzgerald was employed by BJ Services Company from 1989 to 2001, where he served as Vice President and Controller from 1998 to 2001 and as Controller beginning in 1989. From 1988 to 1989, Mr. Fitzgerald was the Corporate Audit Director for Baker Hughes, Inc. Mr. Fitzgerald also was a senior manager with the accounting firm of Ernst & Whinney.

Directors’ Term of Office

Directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Our employment agreement with Mr. Watt requires that he also hold the position of Chairman of our Board of Directors. Officers are elected annually by our board of directors and serve at the discretion of the board of directors.

Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors is responsible for monitoring the integrity of the Company’s financial reporting standards and practices and its financial statements, overseeing the Company’s compliance with ethics and compliance policies and legal and regulatory requirements, and selecting, compensating, overseeing, and evaluating the Company’s independent auditors. The members of the Audit Committee are Matthew Fitzgerald, Lance E. Johnson and Andrej Rucigaj. Each of these Audit Committee members is independent as defined in the listing standards of the American Stock Exchange and the rules of the Securities and Exchange Commission. Matthew Fitzgerald is the Chairman of the Audit Committee. The Board has determined that Mr. Fitzgerald is an “audit committee financial expert,” as that term is defined in the rules of the Securities and Exchange Commission.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics is designed to deter wrongdoing and promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and (v) accountability for adherence to the code.

Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), requires our officers and directors and persons who own more than ten percent (10%) of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such officers, directors and ten percent (10%) stockholders are also required by applicable SEC rules to furnish to us copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on our review of copies of forms filed pursuant to Section 16(a) of the Exchange Act, and written representations from certain reporting persons, we believe that during fiscal 2006 all reporting persons timely complied with all filing requirements applicable to them, except for the following:

Line Trust Corporation Limited, The Atkiva Diversified Trust, and AltaFin, B.V. filed one Form 3 after the date such form was required to be filed. M.V. Oil and Gas Company, the beneficial owner of 17.5% of our outstanding Common Stock, has failed to file a Form 3. James A. Watt filed his Form 5 after the date it was required to be filed and Mr. Ruddy has not filed a Form 4 with respect to an award of restricted stock to him.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

• On August 2, 2006, we entered into a Separation Agreement with our former Chief Executive Officer, V. Ray Harlow. Under the terms of the Separation Agreement, we provided Mr. Harlow with a lump sum severance equal to six months’ pay and, engaged him as a consultant for thirty days from his date of separation. We also agreed to continue his employee benefits until December 31, 2006 and accelerate the vesting of certain options and restricted shares. Under the Separation Agreement, we have executed mutual releases with Mr. Harlow.

• On September 5, 2006, but effective on August 7, 2006, we entered into a Separation Agreement with our former Executive Vice-President, James Parrish. Under the terms of the Separation Agreement, we have agreed to provide Mr. Parrish with, a continuation of his base salary and employee benefits for a period of six months from his date of separation and accelerate the vesting of certain options and restricted shares. Under the separation agreement we have executed mutual release with Mr. Parrish.

• On December 19, 2006, we sold an aggregate of 5,225,000 investment units in a private placement transaction at a purchase price of $.20 per unit, for total proceeds of $1,045,000. Each investment unit consisted of one share of our common stock and a warrant to purchase an additional share of our common stock at an exercise price of $.20 per share. The shares and warrants were sold to eight accredited investors, including James A. Watt, our Chief Executive Officer, who purchased 1 million shares and 1 million warrants for a purchase price of $200,000. In connection with the transaction, and to insure that our authorized capital was sufficient to complete the placement, Line Trust Corporation Limited, one of our principal shareholders, agreed to surrender for cancellation outstanding warrants to purchase 5,225,000 shares of our common stock that it purchased from us in a private placement transaction completed in early 2005.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the compensation paid or accrued for the three fiscal years ended August 31, 2006 to or for the benefit of our Chief Executive Officer and our four most highly compensated executive officers and employees whose total annual salary and bonus compensation exceeded $100,000 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary($)		Bonus($)	Restricted Stock Awards		Number of Options		All Other Compensation(1)
James A. Watt Chief Executive Officer	2006	19,872		—	$750,000	(2)	7,500,000	(3)	—
John A. Ruddy,	2006	$268,745		$80,000	$65,600	(4)	—		—
Chief Financial Officer	2005	102,752		—	—		1,230,000	(5)	—
Stephen M. Cohen, Director of Legal Affairs/Corporate Counsel	2006	$40,000	(6)	—	$104,000	(7)	500,000	(8)	—
V. Ray Harlow, former	2006	$343,750		$100,000	$82,000	(9)	492,000	(10)	$306,926	(11)
Chief Executive Officer	2005	$143,375		—	—		—		—
James M. Parrish former	2006	$193,750		$100,000	$49,200	(9)	492,000	(10)	$47,808	(12)
Executive Vice President	2005	$47,077		—	—		—		$7,578

(1) During the periods reflected, certain of the officers and noted employees named in this table received perquisites and other personal benefits not reflected in the amounts of their respective annual salaries or bonuses. The dollar amount of these benefits did not, for any individual in any year, exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for that individual in any year, unless otherwise noted.

(2) Represents the market value on the date of grant of an award of 1,000,000 shares of restricted stock. These shares vest in five equal annual increments commencing on August 2, 2007, provided that Mr. Watt remains continually employed by us through the vesting dates. In the event that Mr. Watt’s employment is terminated as a result of his death or disability, we terminate his employment other than for cause, or Mr. Watt terminates his employment for good reason, the restricted shares shall vest in 60 equal monthly installments commencing on August 2, 2006.

(3) In an employment agreement dated August 2, 2006, we agreed to grant Mr. Watt options to purchase 7,500,000 shares of our common stock at an exercise price of $0.75 per share.

(4) Represents the market value on the date of grant of an award of 80,000 shares of restricted stock. One third of the restricted shares vest on each of the first three anniversaries of the date of grant.

(5) Represents stock options with an exercise price of $2.395 per share. They vested 20% on March 10, 2006, the first anniversary of the date of grant, and will vest 20% on each subsequent anniversary of the date of grant.

(6) Represents the salary paid to Mr. Cohen after July 10, 2006, the date he became our Director of Legal Affairs/Corporate Counsel. Prior to that date, Mr. Cohen had been an outside legal advisor to the Company since fiscal 2005.

(7) Represents the market value on the date of grant of 100,000 shares of restricted stock issued to Mr. Cohen. Those shares were immediately vested on the date of grant.

(8) In an employment agreement dated July 10, 2006, we agreed to grant Mr. Cohen options to purchase 500,000 shares of our common stock at an exercise price of $1.04 per share.

(9) Represents restricted stock awards granted to these former officers when they were employed by us as follows: Mr. Harlow, 100,000 shares and Mr. Parish, 60,000 shares. As a result of severance agreements we entered into with these former officers, all of these restricted shares have vested.

(10) Represents stock options with an exercise price of $2.395 per share. Options to purchase 1,230,000 shares were initially granted to these former officers, 246,000 of which vested on March 10, 2006 and 246,000 of which we agreed to vest in connection with the severance of their employment. The remainder of the options originally granted to these former officers has terminated.

(11) Includes principally the severance and other benefits payable to Mr. Harlow under the Separation Agreement dated August 2, 2006.

(12) Includes principally the benefits payable to Mr. Parrish under the Separation Agreement effective as of August 7, 2006.

Description of Employment Arrangements

On August 2, 2006, we entered into an employment agreement with James A. Watt, our Chairman and Chief Executive Officer. This agreement has a five-year term and requires us to pay Mr. Watt a minimum base annual salary of $250,000, with a discretionary bonus opportunity of up to 200% of his base salary. Mr. Watt’s base salary is subject to increase after his first year of employment to that level determined by our Compensation Committee to reflect the approximate median of executive salaries within our peer group. Under this agreement, we granted Mr. Watt 1,000,000 shares of our restricted common stock and agreed to issue to Mr. Watt options to purchase 7,500,000 shares of our common stock at an exercise price of $.75 per share. The restricted shares and options each vest in equal installments on the first five anniversaries of Mr. Watt’s date of employment. If we terminate Mr. Watt’s employment without cause (as defined in the agreement) or by reason of his death or disability, we are required to make certain salary continuation and/or severance payments to Mr. Watt, including a continuation of fringe benefits and acceleration of certain vesting periods associated with his options and restricted stock.

On March 9, 2005, we entered into an employment agreement with John A. Ruddy, our Chief Financial Officer. This agreement has a five-year term and requires us to pay Mr. Ruddy a base annual salary of $215,000. Under this agreement, we granted Mr. Ruddy an option to purchase up to 1,230,000 shares of our common stock at an exercise price of $2.395 per share, vesting in equal installments on each of the first five anniversaries of the date of his employment agreement. If we terminate Mr. Ruddy’s employment without cause (as defined in the agreement) or by reason of his death or disability, we are required to pay Mr. Ruddy his base salary and benefits, not including additional compensation, for a period of six months from the effective date of termination or until the term of the agreement expires, whichever period is shorter, and the options we granted Mr. Ruddy in the agreement will continue to vest through this severance period.

On July 10, 2006, we entered into an employment agreement with Stephen Cohen in a non-executive capacity as our Director of Legal Affairs/Corporate Counsel. The agreement requires us to pay Mr. Cohen a base annual salary of $240,000, plus entitles him to participate in an annual bonus program with a target of 50% of base salary. Under this agreement, we agreed to grant Mr. Cohen an option to purchase 500,000 shares of our common stock at an exercise price of $1.04 per share, vesting in equal installments on each of the first five anniversaries of his date of employment. We also granted Mr. Cohen 100,000 restricted shares subject to immediate vesting. If we terminate Mr. Cohen’s employment other than “For Cause”, or by reason of his death or disability, or if Mr. Cohen terminates for “Good Reason”, Mr. Cohen shall be entitled to continuation of his salary and benefits for a period of twelve months from the date of such termination. Plus, Mr. Cohen is entitled to 24 months of accelerated vesting under his stock options. If termination follows a “Change of Control”, the salary continuation period becomes 24 months. In the event of a “Change of Control”, all of Mr. Cohen’s stock options shall immediately vest.

On August 2, 2006, we entered into a Separation Agreement with our former Chief Executive Officer, V. Ray Harlow. Under the terms of the Separation Agreement, we provided Mr. Harlow with a lump sum severance equal to six months’ pay and, engaged him as a consultant for thirty days from his date of separation. We also agreed to continue his employee benefits until December 31, 2006 and accelerate the vesting of certain options and restricted shares. Under the Separation Agreement, we have executed mutual releases with Mr. Harlow.

On September 5, 2006, but effective on August 7, 2006, we entered into a Separation Agreement with our former Executive Vice-President, James Parrish. Under the terms of the Separation Agreement, we have agreed to provide Mr. Parrish with a continuation of his base salary and employee benefits for a period of six months from his date of separation and accelerate the vesting of certain options and restricted shares. Under the separation agreement we have executed mutual release with Mr. Parrish.

Change in Control Arrangements

If the Company’s Stock Incentive Plan is terminated as a result of or following a “Change in Control,” as that term is defined in the Stock Incentive Plan, all participants in the Stock Incentive Plan are credited with an additional six months of service for vesting purposes. Messrs. Watt, Cohen, Ruddy, Harlow and Parrish hold options and restricted shares under the Stock Incentive Plan.

If within 6 months following a “Change of Control”, Mr. Watt’s employment agreement is terminated by the Company other than “For Cause”, or is terminated by Mr. Watt for “Good Reason”, as those terms are defined in Mr. Watt’s employment agreement with the Company, then the Company shall be obligated to pay Mr. Watt a cash amount equal to 2.99 times the sum of (i) Mr. Watt’s then current base salary; plus (ii) the amount of annual bonus received, or entitled to be received, for the immediately preceding year. Also, the Company shall continue to provide Mr. Watt with all fringe benefits for a one year period following such termination, and any options and restricted shares held by Mr. Watt which were not fully vested on the date of his termination, shall vest and become immediately exercisable upon the date of such termination.

If within 6 months following a change of control, Mr. Cohen’s employment agreement is terminated by the Company, other than for cause, or is terminated by Mr. Cohen for good reason, then Mr. Cohen is entitled to continuation of his salary and benefits for a period of 24 months. In any event upon a change in control, the stock options awarded to Mr. Cohen shall immediately vest.

Directors’ Compensation

Non-employee directors are paid $8,750 per quarter, provided such director has attended in person or by telephone at least 75% of meetings held during the quarter and a fee of $1,250 for each Board meeting attended in person or telephonically. Upon joining our Board of Directors, each non-employee director received an award of options to purchase 80,000 shares of our common stock with an exercise price equal to the closing price of our common stock on the trading day prior to the date of grant. One half of each director’s options will vest upon the completion of one year of such director’s Board service and the remaining one half will vest upon the completion of two years of Board service.

Stock Options

The following table sets forth information on option grants in fiscal 2006 to the named executive officers and other named employee.

Option Grants in Last Fiscal Year

Name	Number of Options Granted		% of Total Options Granted to Employees in Fiscal-Year	Exercise Price	Market Price on Date of Grant	Expiration Date
James A. Watt	7,500,000	(1)	93.75%	$0.75	$0.75	8/2/2016
Stephen M. Cohen	500,000	(2)	6.25%	$1.04	$1.04	7/10/2016

(1) In an employment agreement dated August 2, 2006, we agreed to grant Mr. Watt options to purchase 7,500,000 shares of our common stock at an exercise price of $0.75 per share. We have agreed that these options will vest 20% on August 2, 2007, the first anniversary of the date of Mr. Watt’s employment agreement, and 20% on each subsequent anniversary of that date.

(2) In an employment agreement dated July 10, 2006, we agreed to grant Mr. Cohen options to purchase 500,000 shares of our common stock at an exercise price of $1.04 per share. We have agreed that these options will vest in five equal annual increments commencing as of July 10, 2007.

Fiscal Year End Option Values

			Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End
	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
James A. Watt	—	—	—	7,500,000	$—	$—
John A. Ruddy	—	—	246,000	984,000	—	—
Stephen M. Cohen	—	—	—	500,000	—	—
V. Ray Harlow	—	—	492,000	—	—	—
James Parrish	—	—	492,000	—	—	—

Outstanding Stock Options

The Stock Incentive Plan covers 15,000,000 shares of common stock. Under its terms, employees, officers and directors of the Company and its subsidiaries are currently eligible to receive non-qualified stock options, restricted stock awards and incentive stock options within the meaning of Section 422 of the Code. In addition, advisors and consultants who perform services for the Company or its subsidiaries are eligible to receive non-qualified stock options under the Stock Incentive Plan. The Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors.

All stock options granted under the Stock Incentive Plan are exercisable for a period of up to ten years from the date of grant. The Company may not grant incentive stock options pursuant to the Stock Incentive Plan at exercise prices which are less than the fair market value of the common stock on the date of grant. The term of an incentive stock option granted under the Stock Incentive Plan to a stockholder owning more than 10% of the issued and outstanding common stock may not exceed five years and the exercise price of an incentive stock option granted to such stockholder may not be less than 110% of the fair market value of the common stock on the date of grant. The Stock

Incentive Plan contains certain limitations on the maximum number of shares of the common stock that may be awarded in any calendar year to any one individual for the purposes of Section 162(m) of the Code.

In addition to the stock options covered by the Stock Incentive Plan, the Company has outstanding options to purchase 450,000 shares of common stock. Options granted under the plan have been granted subject to 20% annual vesting over a period of five years, contingent on continued service with our company. The following schedule identifies the vesting schedule associated with all our outstanding options as of August 31, 2006:

	Plan	Non-Plan	Total
Vested as of 8/31/05	—	450,000	450,000
Vested as of 8/31/06	1,374,000	—	1,374,000
To vest in Fiscal Year 2007	2,030,000	—	2,030,000
To vest in Fiscal Year 2008	1,910,000	—	1,910,000
To vest in Fiscal Year 2009	1,870,000	—	1,870,000
To vest in Fiscal Year 2010	1,870,000	—	1,870,000
To vest in Fiscal Year 2011	1,600,000	—	1,600,000

	10,654,000	450,000	11,104,000

These options were outstanding as of August 31, 2006 at the following exercise prices:

Number of Options
Plan	Non-Plan	Total	Range of Exercise Prices
7,500,000	—	7,500,000	$.75
320,000	450,000	770,000	$1.00 to $1.50
500,000	—	500,000	$1.04
120,000	—	120,000	$1.50 to $2.00
2,214,000		2,214,000	$2.00 to $2.50

10,654,000	450,000	11,104,000

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates how many shares of our common stock were beneficially owned as of January 5, 2007, by (1) each person known by us to be the owner of more than 5% of our outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) all our directors and executive officers as a group. In general, “beneficial ownership” includes those shares a director or executive officer has sole or shared power to vote or transfer (whether or not owned directly) and rights to acquire common stock through the exercise of stock options and warrants that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. We based our calculation of the percentage owned of 103,203,360 shares outstanding on January 5, 2007 (and 5,225,000 shares which we sold on December 19, 2006 and which were in the process of being issued on January 5, 2007). We also added shares that may be acquired within 60 days to the number of other shares that the person owns as well as to the number of shares outstanding. The address of each of the directors and executive officers listed below is c/o Maverick Oil and Gas, Inc., 16415 Addison Road, Suite 850, Addison, Texas 75001.

Name and Address	Number of Shares Beneficially Owned		Percent of Class
James A. Watt...	2,000,000	(1)	1.8%
John A. Ruddy...	1,442,666	(2)	1.3%
Lance E. Johnson...	103,948	(3)	*
David Preng...	80,300	(4)	*
Andrej Rucigaj...	40,000	(5)	0
Matthew Fitzgerald...	40,000	(5)	0
Line Trust Corporation Limited... 57/63 Line Wall Road P.O. Box 199 Gibraltar	26,484,500	(6)	23.4%
M.V. Oil and Gas Company... Box 751 Providenciales Turks & Caicos	19,000,000	(7)	17.5%
Millenium Global High Yield Fund Limited... 64 St. James Street London SW1A 1NF UK	11,250,000	(8)	10.1%
All officers and directors as a group (6 persons)...	3,706,914		3.4%

(*) Less than 1%

(1) Includes 1,000,000 shares which were purchased by Mr. Watt on December 19, 2006 and which were in the process of being issued to him on January 5, 2007 and 1,000,000 shares issuable under investor warrants which are exercisable at an exercise price of $0.20 within 60 days after January 5, 2007. Does not include: (i) 7,500,000 shares issuable upon exercise of stock options at an exercise price of $0.75 per share that we agreed to grant to Mr. Watt under our Stock Incentive Plan during August 2006; and (ii) 1,000,000 shares of restricted stock that we agreed to grant to Mr. Watt under our Stock Incentive Plan during August 2006. Each of these awards will vest in one-fifth annual increments commencing on August 2, 2007.

(2) Includes 1,170,000 shares. Also includes 246,000 shares issuable under stock options that are currently exercisable at an exercise price of $2.395 per share and 26,666 restricted shares that vest within 60 days after January 5, 2007. Does not include: (i) 984,000 shares issuable upon exercise of stock options granted during March 2005 with an exercise price of $2.395 per share that are not currently exercisable; and (ii) 53,334 shares of restricted stock, one half of which will vest in February 2008 and one half of which will vest in February 2009.

(3) Includes 40,000 shares issuable upon exercise of stock options that are currently exercisable at an exercise price of $1.22 per share. Does not include 40,000 shares issuable upon exercise of stock options with an exercise price of $1.22 per share which vest on August 10, 2007, provided the named director remains on our Board of Directors through such vesting date.

(4) Includes 40,000 shares issuable upon exercise of stock options that are currently exercisable at an exercise price of $1.02 per share. Does not include 40,000 shares issuable upon exercise of stock options with an exercise price of $1.02 per share which vest on September 26, 2007, provided the named director remains on our Board of Directors through such vesting date.

(5) Includes 40,000 shares issuable upon exercise of stock options that are exercisable within 60 days after January 5, 2007 at an exercise price of $1.39 per share. Does not include 40,000 shares issuable upon exercise of stock options with an exercise price of $1.39 per share which vest on February 3, 2008, provided the named director remains on our Board of Directors through such vesting date.

(6) Line Trust Corporation Limited (“Line Trust”), The Aktiva Diversified Trust (“Aktiva”), and AltaFin, BV (“AltaFin”) have filed a Schedule 13D (the “Schedule 13D”) as members of a “group” (as that term is used in Section 13(d)(3) of the Exchange Act with respect to these shares. Aktiva has the beneficial ownership of 21,775,000 of these shares (including 3,775,000 shares issuable upon the exercise of warrants) and AltaFin has the beneficial ownership of 4,734,500 of these shares (including 1,000,000 shares issuable upon the exercise of warrants). Line Trust is the independent sole trustee of Aktiva. Line Trust is also the independent sole trustee of a trust that owns all of the stock of AltaFin and of a trust that directly or indirectly holds all of the shares of AltaFin’s corporate managing director. Line Trust has disclaimed beneficial ownership of these shares, except to the extent of any indirect pecuniary interest therein. The foregoing information is based upon the Schedule 13D. The class of beneficiaries of the trusts described in this note currently includes Darko Horvat and his family members.

(7) Based upon information provided to us, we have been advised that these shares are beneficially owned indirectly by David Stevenson, c/o KDS Capital, 53 Davies Street, Mayfair, London W1K 5JH, U.K.

(8) Includes 3,500,000 shares issuable upon exercise of currently exercisable warrants. Millenium Global Investments Limited is the investment manager of Millenium Global High Yield Fund Limited, and as such, has shared voting and dispositive power over the securities owned with Joseph Strubel, portfolio manager of Millenium Global High Yield Fund Limited. Other than the investments of Millenium Global High Yield Fund Limited in the Company’s securities, Millenium has not had any material relationship with the Company within the past three years.

The foregoing table does not include additional shares of common stock that may in the future be issuable to each of the two holders of our Secured Convertible Debentures upon conversion of their Secured Convertible Debentures and/or exercise of their associated Debenture Warrants. The terms of their separate agreements with the Company prohibit each of them from converting their Secured Convertible Debentures and/or exercising their Debenture Warrants to the extent that conversion and/or exercise would otherwise result in either of them beneficially owning more than 4.99% of our shares. However, with respect to the January 2006 Debentures and January 2006 Warrants, and the June 2006 Debentures and the June 2006 Warrants, either holder can increase or waive such percentage limitation to no more than 9.99% on more than 60 days notice. Accordingly, it is possible that following such notice, either or both of such holders could beneficially own more than 5% of our shares. Without regard to any such percentage limitation, we may in the future be caused to issue up to 95 million shares to one of our holders of Secured Convertible Debentures, and up to 32 million shares to the other holder of our Secured Convertible Debentures. See “Selling Shareholders.”

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information, as of August 31, 2006, with respect to the Company’s stock option plan under which common stock is authorized for issuance, as well as other compensatory options granted outside of the Company’s stock option plan.

	(a)		(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(2)	10,654,000	(1)	$1.54	3,896,000 (4)
Equity compensation plans not approved by security holders	450,000	(3)	$1.50

Total	11,104,000		$1.45	3,896,000

(1) Gives effect to options to purchase 7,500,000 shares the Company has agreed to issue to Mr.  Watt, our Chief Executive Officer, and options to purchase 500,000 shares the Company has agreed to issue to Mr. Cohen, our Director of Legal Affairs/Corporate Counsel during fiscal 2006.

(2) The Stock Incentive Plan covering up to 10 million shares was approved by the Company’s stockholders on January 27, 2006. On December 7, 2006, our Stock Incentive Plan was amended to increase from 10 million to 15 million the number of options and stock awards available for issuance thereunder. The Company intends to seek shareholder ratification of this increase during 2007.

(3) Includes 450,000 shares of common stock issuable upon the exercise of options granted to a former chief executive officer and the former manager of our treasury and accounting functions prior to the adoption of the Stock Incentive Plan.

(4) Represents shares which may be issued under options available for award under the Company’s Stock Incentive Plan as of August 31, 2006.

SELLING SHAREHOLDERS

The shares of common stock included in this prospectus (including shares issuable pursuant to the terms of outstanding convertible debentures or warrants) were issued in the following private placement transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act.”)

Transaction:	Covered Shares:
Private placement of $10 million principal amount of June 2006 Debentures and June 2006 Warrants.
15,314,014 shares issuable upon conversion of or redemption of, or the payment of the principal of, or interest on, our June 2006 Debentures and June 2006 Warrants to purchase 18,664,676 shares of our common stock.
October 2005 private placement of a $2 million convertible note and warrants to purchase 533,276 shares of our common stock at an exercise price of $0.9376	533,276 shares issuable upon the exercise of warrants.
November 2005 private placement of 200,000 units (as amended during February 2006), each unit consisting of ten shares of our common stock and warrants to purchase ten shares of our common stock	2,000,000 shares and warrants to purchase an additional 2,000,000 shares.
January 2006 private placement of $20 million principal amount of January 2006 Debentures and January 2006 Warrants.
31,518,184 shares issuable upon conversion of or redemption of, or the payment of the principal of, or interest on, our January 2006 Debentures; January 2006 Warrants to purchase 41,595,563 shares of our common stock; and 12,013,735 additional shares of common stock issuable upon the exercise of the January 2006 Warrants by operation of the anti-dilution adjustment provisions thereunder.

March 2005 acquisition of the membership interests of Hurricane Energy, LLC in which we issued an aggregate of 4.5 million shares of our common stock, options to purchase 3.69 million shares of our common stock and investment warrants to purchase 810,000 shares of our common stock.

An aggregate of 200,000 shares issued to the three former Hurricane officers (one of whom is a current executive officer, two of whom are former executive officers).

The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number and percentage of shares of common stock beneficially owned by each selling shareholder, based on its ownership of shares, the Secured Convertible Debentures, warrants or options, as of January 5, 2007, assuming conversion of all Secured Convertible Debentures and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversion or exercise. The third column lists the shares of common stock being offered by this prospectus by the selling shareholders. Each selling shareholder’s percentage of ownership in the following table is based on 103,203,360 shares of common stock outstanding as of January 5, 2007.

Selling Shareholder	Shares owned prior to the offering				Number of common shares to be sold pursuant to this prospectus		Shares beneficially owned after the offering
	Number		Percent				Number	Percent
Castlerigg Master Investments Ltd. (1)	96,085,937	(2)(3)	4.99	(3)	89,329,628	(6)	6,756,309	6.2
Kings Road Investments Ltd. (4)	32,065,311	(5)(3)	4.99	(3)	29,776,544	(6)	2,288,767	2.1
Millenium Global High Yield Fund Limited (7)	11,250,000	(7)	10.9		4,000,000	(8)	7,250,000	7.2
Trident Growth Fund, L.P.	976,586		(*)		533,276	(9)	443,310	(*)
V. Ray Harlow(10)	1,666,527	(12)	1.6		66,667		1,599,860	1.5
John A. Ruddy	1,442,666	(11)	1.4		66,666		1,376,000	1.3
James M. Parrish (10)	1,722,000	(12)	1.6		66,667		1,655,333	1.5

					123,839,448

(1) Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”), directly owns Secured Convertible Debentures and Warrants. Sandell Asset Management Corp., a Cayman Islands company (“SAMC”), is the investment manager of Castlerigg Master Investments. Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments and SAMC. Castlerigg International Ltd., a British Virgin Islands company (“Castlerigg International”), is the controlling shareholder of Castlerigg International Holdings Limited, a British Virgin Islands company (“Holdings”). Holdings is the controlling shareholder of Castlerigg Master Investments. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities owned or beneficially owned by Castlerigg Master Investments. Except for the ownership of Secured Convertible Debentures and associated warrants, Castlerigg Master Investments has not had any material relationship with the company within the past three years.

(2) The foregoing table includes: 1,176,846 shares beneficially owned by Castlerigg Master Investments and an aggregate of 94,909,091 shares issuable to Castlerigg Master Investments as follows: (i) 30,325,566 shares issuable upon the conversion of $27,562,500 million principal amount of the Secured Convertible Debentures ($22.5 million at a conversion price of $.9376 per share and $5,062,500 at a conversion price of $.80 per share); (ii) 6,156,577 shares that may be issued in lieu of cash interest payments due under the Secured Convertible Debentures (valued at a 17.5% discount to then current trading prices based on certain assumed market conditions); and (iii) 58,426,948 shares upon the exercise of the January 2006 Warrants, June 2006 Warrants and the November 2006 Warrants, at an exercise price of $.20 per share (although there is a limitation on the percentage of our shares that can be beneficially owned by the holder, as discussed in footnote 3 below). This assumes the conversion of the principal amount of the Secured Convertible Debentures and the exercise of the January 2006 Warrants, June 2006 Warrants and November 2006 Warrants (collectively, the “Debenture Warrants”) at current conversion and exercise prices, which are subject to anti-dilution adjustment. This also assumes conversion of the principal amount of the November 2006 Debentures and the exercise of the associated November 2006 Warrants, although conversion of these debentures and exercise of these warrants are subject to an amendment to the Company’s Articles of Incorporation to increase the number of shares authorized thereunder.

(3) The terms of the Secured Convertible Debentures and associated warrants prohibit the holder from converting the debentures and/or exercising the warrants to the extent conversion and/or exercise would result in the holder beneficially owning more than 4.99% of our shares after the conversion and/or exercise; provided, however, that with respect to the January 2006 Debentures and January 2006 Warrants, and the June 2006 Debentures and June 2006 Warrants, the holder may increase or decrease such percentage limitation (however not in excess of 9.99%) upon more than 60 days notice. The number of shares contained in this column does not reflect this limitation.

(4) Kings Road Investments Ltd. (“Kings Road”) is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road. Except for the ownership of the Secured Convertible Debentures and associated warrants, Kings Road has not had any material relationship with the Company within the past three years.

(5) The foregoing table includes: 428,949 shares beneficially owned by Kings Road and an aggregate of 31,636,362 shares issuable to Kings Road as follows: (i) 10,108,521 shares issuable upon the conversion of $9,187,500 million principal amount of the Secured Convertible Debentures ($7,500,000 at a conversion price of $.9376 per share and $1,687,500 at a conversion price of $.80 per share); (ii) 2,052,192 shares that may be issued in lieu of cash interest payments due under the Secured Convertible Debentures (valued at a 17.5% discount to then current trading prices based on certain assumed market conditions); and (iii) 19,475,649 shares upon the exercise of the Debenture Warrants, at an exercise price of $.20 per share (although there is a limitation on the percentage of our shares that can be beneficially owned by the holder as discussed at footnote 3 above). This assumes conversion of the Secured Convertible Debentures and exercise of the Debenture Warrants at current conversion and exercise prices, which are subject to anti-dilution adjustments. This also assumes conversion of the principal amount of the November 2006 Debentures and the exercise of the associated 4,500,000 November 2006 Warrants, although conversion of these debentures and exercise of these warrants are subject to an amendment to the Company’s Articles of Incorporation to increase the number of shares authorized thereunder.

(6) Because the conversion price of the January 2006 Debentures and the exercise price of the January 2006 Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. Accordingly, by contractual commitment, the shares being registered that may be issued upon conversion of the January 2006 Debentures and upon exercise of the January 2006 Warrants are reflected as 130% of the shares included in the first column of this table relative to such convertible debentures and warrants (inclusive for this purpose of shares that may be issued as interest under the January 2006 Debentures).

(7) Includes 3,500,000 shares issuable upon exercise of currently exercisable warrants. Millenium Global Investments Limited is the investment manager of Millenium Global High Yield Fund Limited, and as such has shared voting and dispositive power over the securities owned with Joseph Strubel, portfolio manager of Millenium Global High Yield Fund Limited. Other than the investments of Millenium Global High Yield Fund Limited in the Company’s securities, Millenium has not had any material relationship with the Company within the past three years.

(8) Includes 2,000,000 shares and warrants to purchase an additional 2,000,000 shares.

(9) Includes shares issuable upon the exercise of warrants at $.20 per share.

(10) Former Executive officer of the Company.

(11) Includes 1,170,000 shares. Also includes 246,000 shares issuable upon exercise of stock options granted during March 2005 that are currently exercisable and 26,666 shares of restricted stock that vest within 60 days of January 5, 2007. Does not include: (i) 984,000 shares issuable upon exercise of stock options granted during March 2005 that are not currently exercisable; and (ii) 53,334 shares of restricted stock, one half of which will vest in Febuary 2008 and one half of which will vest in Febuary 2009.

(12) Includes options to purchase 492,000 shares of our common stock that are currently exercisable.

* Less than 1%

PLAN OF DISTRIBUTION

The selling shareholders identified in this prospectus may offer and sell up to an aggregate of 123,839,448 shares of our common stock which we have issued to them, or which we may issue to them upon the exercise of certain warrants or upon the conversion or redemption of, or the payment of interest on, or the principal of, certain convertible debentures issued to them. The selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

All of the shares, convertible debentures and warrants described above were previously issued in private placement transactions completed prior to the filing of the registration statement of which this prospectus is a part.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

• on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

• in the over-the-counter market;

• in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

• through the writing of options, whether such options are listed on an options exchange or otherwise;

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• short sales;

• sales pursuant to Rule 144;

• broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

• a combination of any such methods of sale; and

• any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the convertible debentures or warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus is a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to pay all expenses of the registration of the shares of common stock including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with our agreement to register the shares, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus is a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 260 million shares of common stock, par value $0.001 per share, and 10 million shares of preferred stock, par value $0.001 per share. As of January 5, 2007, we had outstanding 103,203,360 shares of common stock and no shares of preferred stock. This does not include 5,225,000 shares that we are in the process of issuing, relating to a private sale by us on December 19, 2006.

Common Stock

Holders of shares of common stock have the right to cast one vote for each share of common stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our articles of incorporation, or by our bylaws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes do, however, prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our common stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock sold in the offering are, or when issued pursuant to the terms of the Secured Convertible Debentures or warrants will be, fully paid and non-assessable.

January 2006 Debentures

On January 5, 2006, we issued our January 2006 Debentures in an aggregate principal amount of $20 million that are convertible into 21,331,058 shares of our common stock at an initial conversion price of approximately $0.9376 per share, subject to anti-dilution adjustments. The January 2006 Debentures have a maturity date on the third anniversary of their issuance, subject to the right of the holders to extend the date for the payment of any installment of principal described below. The January 2006 Debentures bear interest at the rate of 7.5% per annum, which rate is increased to 15% upon the occurrence of an event of default under the November 2006 Debentures. Our obligations under the Secured Convertible Debentures are secured by a security interest in all of our assets.

Conversion

The January 2006 Debentures are convertible at the option of the holders into shares of our common stock at an initial conversion price of approximately $0.9376 per share, subject to anti-dilution adjustments. The anti-dilution adjustments include a “full ratchet” adjustment which reduces the conversion price to any lower price at which we issue any common stock, or are obligated to issue common stock pursuant to options, warrants, or convertible securities in the future, except for the issuance of certain excluded securities.

We may require the holders to convert the January 2006 Debentures prior to January 5, 2009 if (1) the Equity Conditions described below are satisfied and (2) the closing sale price of our common stock equals or exceeds 125% of the initial conversion price of the January 2006 Debentures for any five consecutive trading days. Any such mandatory conversion can not exceed 25% of the dollar trading volume of our common stock for the 20 trading days before we deliver notice of our election to require the mandatory conversion. If we elect to require such mandatory conversion, we must issue warrants to the holders of the January 2006 Debentures to purchase the following percentages of the shares of common stock which are being issued upon such mandatory conversion, based upon the following arithmetic averages of the weighted average price of our common stock for the five trading days preceding the date we deliver notice of such mandatory conversion (expressed as a percentage of the conversion price as of such date):

Warrant Coverage	Arithmetic Average
70%	125% - 175%
60%	175% - 225%
50%	225% - 300%
25%	300% +

Payment of Principal

The principal amount of the January 2006 Debentures must be repaid in 24 equal installments commencing on the first anniversary of the date of their issuance. Such principal payments may be paid in cash or, at our option if the Equity Conditions described below are satisfied, in shares of our common stock. Any shares of common stock used to pay an installment of principal will be valued at the lower of (1) the then applicable conversion price of the June 2006 Debentures and (2) 82.5% of the arithmetic average of the weighted average price of our common stock for the five trading days preceding the installment payment date. The number of shares of common stock which may be issued for the payment of any installment of principal may not exceed 15% of the aggregate dollar trading volume over the twenty trading days before the date we deliver notice of our election to pay an installment of principal in shares of common stock.

The holders of the January 2006 Debentures may elect to defer the payment of any installment of principal for a period of up to three years from the date such installment was originally due.

In connection with their purchase of our November 2006 Debentures, the holders of the January 2006 Debentures agreed to defer the scheduled payments of principal of, and interest on, the January 2006 Debentures until the earliest of (1) February 28, 2007, (2) the date we sell our Barnett Shale Property, or (3) December 31, 2006, if we fail to obtain a bona fide offer or offers to purchase the Barnett Shale Property by that date.

Payment of Interest

Interest on the January 2006 Debentures is payable quarterly during 2006 and monthly beginning in 2007, and may, at our option, if the Equity Conditions described below are satisfied, be paid by the issuance of common stock. Any shares of common stock used to pay interest will be valued at 82.5% of the arithmetic average of the weighted average price of the common stock for the five trading days preceding the interest payment date.

Redemption

At any time on or after January 5, 2009, we may redeem the January 2006 Debentures, in whole or in part, by providing the holders thereof with 30 days’ written notice thereof, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon and the issuance of warrants to purchase a number of shares of common stock equal to the number of shares then issuable upon conversion of the January 2006 Debentures.

Equity Conditions

The Equity Conditions which must be satisfied include (1) on each day during the period commencing six months prior to the date we deliver notice of our intention to make a payment by issuing common stock through the date of the payment (the “Equity Conditions Period”), the registration statement registering the common stock to be issued has been effective and available for the resale of the securities covered thereby or all such securities are eligible for sale without registration, (2) our common stock has been designated for quotation on the OTC Bulletin Board on each day during the Equity Conditions Period and shall not be subject to a threat of delisting or suspension, (3) for a period of one year prior to the date of determination we have timely delivered all shares of common stock upon conversion of the January 2006 Debentures and upon exercise of the January 2006 Warrants, (4) the shares of common stock to be issued may be issued without causing a holder’s beneficial ownership of the common stock to exceed 4.99% of our outstanding common stock and without violating the rules of the OTC Bulletin Board, (5) we have not failed to timely make any payment required to be made under the January 2006 Debentures, January 2006 Warrants, or related agreements within five business days after the date such payment is due, (6) during the Equity Conditions Period, there has not occurred an event of default, an event that with the passage of time or giving of notice would constitute an event of default, or a public announcement of a fundamental transaction, (7) we have no knowledge of any fact that would cause the registration statement registering the common stock to be issued not to be effective and available for the sale of the securities covered thereby or any shares of common stock issuable upon conversion of the January 2006 Debentures or exercise of the January 2006 Warrants not to be eligible for resale pursuant to Securities and Exchange Commission Rule 144(k), and (8) we have not materially breached any provision or representation or warranty in the January 2006 Debentures, January 2006 Warrants, and related agreements.

June 2006 Debentures

On June 21, 2006, we issued our June 2006 Debentures in an aggregate principal amount of $10 million that are convertible into 10,665,529 shares of our common stock (at an initial conversion price of $0.9376 per share), subject to anti-dilution adjustments. The June 2006 Debentures have a maturity date on the first anniversary of their issuance, subject to the right of the holders to extend the date for the payment of any installment of principal described below. The June 2006 Debentures bear interest at the rate of 9.75% per annum, which rate is increased to 15% upon the occurrence of an event of default under the June 2006 Debentures. Our obligations under the June 2006 Debentures are secured by a security interest in all of our assets.

Conversion

The June 2006 Debentures are convertible at the option of the holders into shares of our common stock at an initial conversion price of $0.9376 per share, subject to anti-dilution adjustments. The anti-dilution adjustments include a “full ratchet” adjustment which reduces the conversion price to any lower price at which we issue any common stock, or are obligated to issue common stock pursuant to options, warrants, or convertible securities in the future, except for the issuance of certain excluded securities.

We may require the holders to convert the June 2006 Debentures after the Securities and Exchange Commission has declared effective the registration statement of which this prospectus is a part if (1) the Equity Conditions described below are satisfied and (2) the closing sale price of our common stock equals or exceeds 125% of the initial conversion price of the June 2006 Debentures for any five consecutive trading days. Any such mandatory conversion can not exceed 25% of the dollar trading volume of our common stock for the 20 trading days before we deliver notice of our election to require the mandatory conversion. If we elect to require such mandatory conversion, we must issue warrants to the holders of the June 2006 Debentures at an exercise price of $2.00 per share to purchase the following percentages of the shares of common stock which are being issued upon such mandatory conversion, based upon the following arithmetic averages of the weighted average price of our common stock for the five trading days preceding the date we deliver notice of such mandatory conversion (expressed as a percentage of the conversion price as of such date):

Warrant Coverage	Arithmetic Average
70%	125% - 175%
60%	175% - 225%
50%	225% - 300%
25%	300% +

Repayment of Principal

The principal amount of the June 2006 Debentures must be repaid in equal monthly installments commencing on November 1, 2006 and ending on June 21, 2007, the first anniversary of the date of their issuance. Such principal payments may be paid in cash or, at our option if the Equity Conditions described below are satisfied, in shares of our common stock. Any shares of common stock used to pay an installment of principal will be valued at the lower of (1) the then applicable conversion price of the June 2006 Debentures and (2) 82.5% of the arithmetic average of the weighted average price of our common stock for the fifteen trading days preceding the installment payment date (but no greater than the arithmetic average of the weighted average price for the first and last three trading days of such fifteen trading day period). The number of shares of common stock which may be issued for the payment of any installment of principal may not exceed 22.5% of the aggregate dollar trading volume over the twenty trading days before the date we deliver notice of our election to pay an installment of principal in shares of our common stock. If we use shares of common stock to pay an installment of principal, we may be required to deliver additional shares of common stock to pay such principal if the arithmetic average of the weighted average price for the nineteen (19) trading days following the installment payment date is less than the price used in determining the number of shares that were delivered on the installment payment date.

The holders of the June 2006 Debentures may elect to defer the payment of any installment of principal for a period of up to two years from the date such installment was originally due.

In connection with their purchase of our November 2006 Debentures, the holders of the June 2006 Debentures agreed to defer the scheduled payments of principal of, and interest on, the June 2006 Debentures until the earliest of (1) February 28, 2007, (2) the date we sell our Barnett Shale Property, or (3) December 31, 2006 if we fail to obtain a bona fide offer or offers to purchase the Barnett Shale Property by that date.

Payment of Interest

Interest on the June 2006 Debentures is payable monthly commencing on October 21, 2006. At our option, provided the Equity Conditions described below are satisfied, interest may be paid by the issuance of common stock. Any shares of common stock used to pay interest will be valued at 82.5% of the arithmetic average of the weighted average price of the common stock for the five trading days preceding the interest payment date.

Equity Conditions

The Equity Conditions which must be satisfied as of the date of determination include (1) the registration statement registering the shares of common stock to be issued is effective and available for the resale of the securities covered thereby or all such securities are eligible for sale without registration, (2) our common stock is designated for quotation on the OTC Bulletin Board and is not subject to a threat of delisting or suspension, (3) for a period of one year prior to the date of determination, we have timely delivered all shares of common stock upon conversion of the June 2006 Debentures and upon exercise of the June 2006 Warrants, (4) the shares of common stock to be issued may be issued without causing a holder’s beneficial ownership of the common stock to exceed 4.99% of our outstanding common stock and without violating the rules of the OTC Bulletin Board, (5) we have not failed to timely make any payment required to be made under the June 2006 Debentures, June 2006 Warrants, or related agreements within five business days after the date such payment is due, (6) there is not an event of default, an event that with the passage of time or giving of notice would constitute an event of default, or a public announcement of a fundamental transaction, (7) we have no knowledge of any fact that would cause the registration statement registering the shares of common stock to be issued not to be effective and available for the sale of the securities covered thereby or any shares of common stock issuable upon conversion of the June 2006 Debentures or exercise of the June 2006 Warrants not to be eligible for resale pursuant to Commission Rule 144(k), and (8) we have not materially breached any provision or representation or warranty in the June 2006 Debentures, June 2006 Warrants, and related agreements.

Sale of Barnett Shale Property

We are required to use our best efforts to obtain a bona fide offer or offers to sell our interest in the Barnett Shale property by December 31, 2006 and to complete the sale of the Barnett Shale property by February 28, 2007 for a purchase price equal to its fair market value. If the cash consideration to be received by us in any such sale is less than $35 million, the consent of the holders of a majority of the outstanding principal amount of the June 2006 Debentures is required.

The proceeds from the sale of the Barnett Shale property must be applied to the redemption of Secured Convertible Debentures at a 25% premium.

If we have not received a bona fide offer for the sale of the Barnett Shale property or sold the Barnett Shale property on or prior to the applicable deadline, the holders of the June 2006 Debentures have the right to have the outstanding principal amount of the Secured Convertible Debentures redeemed, plus accrued and unpaid interest.

November 2006 Debentures

On November 16, 2006, we issued our November 2006 Debentures in an aggregate principal amount of $6.75 million that are convertible into 8,437,500 shares of our common stock (at an initial conversion price of $0.80 per share), subject to anti-dilution adjustments.. The November 2006 Debentures bear interest at the rate of 8% per annum, which rate is increased to 15% upon the occurrence of an event of default under the November 2006 Debentures. Our obligations under the November 2006 Debentures are secured by a security interest in all of our assets.

Conversion

The November 2006 Debentures are convertible at the option of the holders into shares of our common stock at an initial conversion price of $0.80 per share, subject to anti-dilution adjustments. The anti-dilution adjustments include a “full ratchet” adjustment which reduces the conversion price to any lower price at which we issue any common stock, or are obligated to issue common stock pursuant to options, warrants, or convertible securities in the future, except for the issuance of certain excluded securities.

We may require the holders to convert the November 2006 Debentures after the Securities and Commission has declared effective the registration statement required by a Registration Rights Agreement we entered into in connection with the sale of the November 2006 Debentures if (1) the Equity Conditions described below are satisfied, (2) the closing sale price of our common stock equals or exceeds 125% of the initial conversion price of the November 2006 Debentures for any five consecutive trading days, and (3) we have paid at least $35 million to redeem the January 2006 Debentures and the June 2006 Debentures. Any such mandatory conversion can not exceed 25% of the dollar trading volume of our common stock for the 20 trading days before we deliver notice of our election to require the mandatory conversion. If we elect to require such mandatory conversion, we must issue warrants to the holders of the November 2006 Debentures at an exercise price of $0.20 per share to purchase the following percentages of the shares of common stock which are being issued upon such mandatory conversion, based upon the following arithmetic averages of the weighted average price of our common stock for the five trading days preceding the date we deliver notice of such mandatory conversion (expressed as a percentage of the conversion price as of such date):

Warrant Coverage	Arithmetic Average
70%	125% - 175%
60%	175% - 225%
50%	225% - 300%
25%	300% +

Repayment of Principal

The principal amount of the November 2006 Debentures must be repaid in equal monthly installments commencing on June 1, 2007 (or if earlier the first day of the month following the month in which the registration statement filed pursuant to the Registration Rights Agreement is declared effective by the Securities and Exchange Commission) and ending on May 16, 2008. Such principal payments may be paid in cash or, at our option if the Equity Conditions described below are satisfied, in shares of our common stock. Any shares of common stock used to pay an installment of principal will be valued at the lower of (1) the then applicable conversion price of the November 2006 Debentures and (2) 82.5% of the arithmetic average of the weighted average price of our common stock for the fifteen trading days preceding the installment payment date (but no greater than the arithmetic average of the weighted average price for the first and last three trading days of such fifteen trading day period). The number of shares of common stock which may be issued for the payment of any installment of principal may not exceed 22.5% of the aggregate dollar trading volume over the twenty trading days before the date we deliver notice of our election to pay an installment of principal in shares of our common stock. If we use shares of common stock to pay an installment of principal, we may be required to deliver additional shares of common stock to pay such principal if the arithmetic average of the weighted average price for the nineteen (19) trading days following the installment payment date is less than the price used in determining the number of shares that were delivered on the installment payment date.

The holders of the November 2006 Debentures may elect to defer the payment of any installment of principal for a period of up to two years from the date such installment was originally due.

Payment of Interest

Interest on the November 2006 Debentures is payable monthly, commencing on June 1, 2007 (or, if earlier, on the first day of the calendar month following the month in which the registration statement required by the Registration Rights Agreement is declared effective by the Securities and Exchange Commission). Interest may, at the option of the Company if the Equity Conditions described below are satisfied, be paid by the issuance of common stock. Any shares of common stock used to pay interest will be valued at 82.5% of the arithmetic average of the weighted average price of the common stock for the five trading days preceding the interest payment date.

Equity Conditions

The Equity Conditions which must be satisfied as of the date of determination include (1) the registration statement registering the shares of common stock to be issued is effective and available for the resale of the securities covered thereby or all such securities are eligible for sale without registration, (2) our common stock is designated for quotation on the OTC Bulletin Board and is not subject to a threat of delisting or suspension, (3) for a period of one year prior to the date of determination, we have timely delivered all shares of common stock upon conversion of the November 2006 Debentures and upon exercise of the November 2006 Warrants, (4) the shares of common stock to be issued may be issued without causing a holder’s beneficial ownership of the common stock to exceed 4.99% of our outstanding common stock and without violating the rules of the OTC Bulletin Board, (5) we have not failed to timely make any payment required to be made under the November 2006 Debentures, November 2006 Warrants, or related agreements within five business days after the date such payment is due, (6) there is not an event of default, an event that with the passage of time or giving of notice would constitute an event of default, or a public announcement of a fundamental transaction, (7) we have no knowledge of any fact that would cause the registration statement registering the shares of common stock to be issued not to be effective and available for the sale of the securities covered thereby or any shares of common stock issuable upon conversion of the November 2006 Debentures or exercise of the November Warrants not to be eligible for resale pursuant to Commission Rule 144(k), and (8) we have not materially breached any provision or representation or warranty in the November 2006 Debentures, November 2006 Warrants, and related agreements.

Sale of Barnett Shale Property

We are required to use our best efforts to obtain a bona fide offer or offers to sell our interest in the Barnett Shale property by December 31, 2006 and to complete the sale of the Barnett Shale property by February 28, 2007 for a purchase price equal to its fair market value. If the cash consideration to be received by us in any such sale is less than $35 million, the consent of the holders of a majority of the outstanding principal amount of the November 2006 Debentures is required.

The proceeds from the sale of the Barnett Shale property must be applied to the redemption of Secured Convertible Debentures at a 25% premium.

If we have not received a bona fide offer for the sale of the Barnett Shale property or sold the Barnett Shale property on or prior to the applicable deadline, the holders of the November 2006 Debentures have the right to have the outstanding principal amount of the Secured Convertible Debentures redeemed, plus accrued and unpaid interest.

Warrants

As of January 5, 2007, warrants to purchase 100,312,606 shares of Common stock were outstanding. Most of these warrants were granted in connection with investment-related transactions. These warrants entitle the holder to purchase the following number of shares at the following prices:

Number of Shares	Exercise Price
77,902,596	$.20	(1)
746,586	.20
5,225,000	.20	(5)
2,493,174	.9376	(2)
792,750	1.20	(3)
200,000	1.25
800,000	1.50
405,000	1.75
405,000	1.925
11,342,500	2.00	(4)

Holders of our warrants have no voting rights, and therefore no right to participate in shareholder decisions, until such time as the warrants are exercised for shares of our common stock.

(1) Warrants issued in conjunction with the sale of our Secured Convertible Debentures.

(2) 1,493,174 of which consists of placement agent warrants in connection with the private placement of our January 2006 Debentures.

(3) Placement agent warrants in connection with a January 2005 private placement.

(4) Principally investment warrants issued in connection with a January 2005 private placement.

(5) Investment warrants issued on December 19, 2006.

Need for Additional Authorized Common Stock

We are presently authorized to issue 260,000,000 shares of common stock, almost all of which have been issued or reserved for issuance to cover the potential exercise of outstanding options and warrants, and upon conversion of our January 2006 Debentures and June 2006 Debentures. Accordingly, we do not have sufficient authorized capital available to permit the issuance of all of the shares of common stock issuable pursuant to our November 2006 Debentures or November 2006 Warrants. An amendment to our Articles of Incorporation to increase the number of authorized shares of our common stock has been approved by our Board of Directors and the holders of a majority of our voting shares which, when implemented, would provide us with a sufficient number of shares for issuance pursuant to our November 2006 Debentures and November 2006 Warrants. We expect to complete the amendment by the end of January 2007.

Registration Rights

This prospectus has been prepared pursuant to the registration rights granted in connection with our January 2006 Debentures and June 2006 Debentures. Those agreements require us to file a registration statement for the resale of a number of shares of common stock equal to 130% of the number of shares issuable upon conversion of the January 2006 Debentures, the payment of interest on, and principal of, the January 2006 Debentures, and upon exercise of the associated January 2006

Warrants and 100% of the number of shares issuable upon conversion of the June 2006 Debentures, the payment of interest on, and principal of, the June 2006 Debentures, and upon exercise of the associated June 2006 Warrants. Once we have increased the number of our authorized shares of common stock, we are required to register for resale an additional 30% of the number of shares issuable upon conversion of the June 2006 Debentures, the payment of interest on, and principal of, the June 2006 Debentures, and upon exercise of the associated June 2006 Warrants.

The registration statement of which this prospectus is a part, must remain effective and available for use until the earlier of the date the investors can sell all of the securities covered by the registration statement without restriction pursuant to Securities and Exchange Commission Rule 144(k) and the date all of such securities have been sold pursuant to the registration statement. Subject to certain “grace periods” periods of up to 20 consecutive days (but no more than 30 days in any 365-day period), if the registration is unavailable after it becomes effective, we will be required to pay liquidated damages of two percent of the aggregate purchase price of the June 2006 Debentures and June 2006 Warrants on the date of such failure and on every 30th day thereafter until such failure is cured, subject to an aggregate cap of 10%.

We are also obligated to register the resale of the shares issuable upon conversion of the November 2006 Debentures, the payment of interest on, and principal of, the November 2006 Debentures, and upon exercise of the associated November 2006 Warrants. The registration statement must be filed by January 31, 2007, must be declared effective by the Commission shortly thereafter (30 days in the case of no review by the Securities and Exchange Commission and 90 days in the case of a review by the Securities and Exchange Commission), and must remain effective and available for use until earlier of the date that all of the securities covered by the registration statement can be resold without restriction pursuant to Securities and Exchange Commission Rule 144(k) and the date all of such securities have been sold pursuant to the registration statement. If the Company fails to meet the deadlines for the filing or the effectiveness of the registration statement or, subject to certain “grace periods” periods of up to 20 consecutive days (but no more than 30 days in any 365-day period), if the registration is unavailable after it becomes effective, the Company is required to pay liquidated damages of two percent of the aggregate purchase price of the November 2006 Debentures and November 2006 Warrants on the date of such failure and on every 30th day thereafter until such failure is cured, subject to an aggregate cap of 10%.

Preferred Stock

There are no shares of preferred stock outstanding.

Provisions having a possible Anti-Takeover Effect

Nevada General Corporation Law

Certain provisions of Nevada Law (contained in chapters 78 and/or 92A of the Nevada Revised Statutes (“NGCL”)) could be deemed to discourage takeover attempts of the Company that may be considered by some stockholders to be in their best interest. The effect of such provisions could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors, or the assumption of control by stockholders, even if such proposed actions would be beneficial to the Company’s stockholders. Such effect could cause the market price of our common stock to decrease or could cause temporary fluctuations in the market price of our common stock that otherwise would not have resulted from actual or rumored takeover attempts. While we have the right to amend our articles of incorporation and/or bylaws so as to not be subject to these provisions, our board of directors believes that being governed by these provisions is appropriate to protect the interests of the Company’s stockholders.

Combinations With Interested Stockholders

The NGCL generally prohibits a Nevada corporation with 200 or more stockholders of record (defined as a “resident domestic corporation” under the NGCL) that has a class of voting shares registered with the SEC under Section 12 of the Exchange Act from entering into any “combination” with an “interested stockholder” during the three-year period commencing on the date such person first became an interested stockholder, unless: (i) the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder, or (ii) the corporation’s articles of incorporation provide otherwise. If such approval by the board of directors is not obtained, then the combination may be consummated after the three-year period expires if: (i) the combination is approved by the stockholders representing a majority of the outstanding voting power owned by the disinterested stockholders at a meeting called for that purpose no earlier than three years after the date the person first became an interested stockholder, or (ii) the consideration to be paid by the interested stockholder exceeds certain thresholds set forth in the NGCL. An “interested stockholder” is a person that is: (i) the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation, or (ii) an affiliate or associate of the corporation that at any time during the three-year period immediately preceding the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation. “Combination” is defined in the NGCL to encompass a wide variety of transactions with or caused by an interested stockholder, including certain mergers, acquisitions and dispositions of assets, issuances of securities, liquidations and dissolutions, and transactions in which the interested stockholder receives or could receive, directly or indirectly, a benefit on other than a pro-rata basis with the other stockholders of the corporation.

Acquisition of Controlling Interest

The NGCL governs any acquisition of a “controlling interest” in a Nevada corporation that has 200 or more stockholders of record, at least 100 or which are Nevada residents, and that does business in Nevada directly or through an affiliated corporation, unless such corporation’s articles of incorporation or bylaws in effect on the tenth day following the acquisition provide otherwise. A person acquires a “controlling interest” whenever such person acquires shares of a subject corporation that, but for the application of these provisions, would enable that person to exercise, directly or indirectly: (i) one-fifth or more, but less than one-third, (ii) one-third or more, but less than a majority, or (iii) a majority or more, of all of the voting power of the corporation. If a person acquires shares in the corporation and such acquisition results in the person exceeding one of these thresholds, the shares that it acquired in the transaction pursuant to which it crossed the threshold and within the 90 days immediately preceding the date of such acquisition are deemed to be “control shares.” Control shares are entitled only to such voting rights as are conferred upon such shares by the disinterested stockholders of the corporation at a special or annual meeting of stockholders. In the event the disinterested stockholders confer such voting rights upon the control shares and the acquiror obtains a majority or more of all voting power of the corporation, any stockholder that did not vote in favor of conferring voting rights upon such shares may dissent and obtain the fair value of its shares.

The Company is not currently subject to the provisions of the NGCL governing the acquisition of a controlling interest because the Company has less than 100 stockholders of record that are Nevada residents and does not conduct business in Nevada.

Articles of Incorporation

Unissued Common Stock. We are authorized to issue 260,000,000 shares of common stock, almost all of which have been issued or reserved for issuance. We are in the process of amending our articles of incorporation to permit the issuance or reservation of up to 335,000,000 shares of our common stock. We expect this to occur by the end of January 2007. When this occurs, we will have authorized but unissued common stock. This will enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of management. If our board of directors were to determine that a takeover proposal was not in the Company’s best interests, shares could be issued by the board of directors without stockholder approval in one or more private placements. Other transactions might prevent, or render more difficult or costly, completion of a takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by placing a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors.

Undesignated Preferred Stock. Our undesignated preferred stock enables the board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of management. The issuance of shares of the preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by the Company may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the common stock.

Transfer Agent

We have retained StockTrans, Inc, 44 W. Lancaster Ave, Ardmore, PA 19003, as our transfer agent.

INTEREST OF NAMED EXPERTS

No expert or counsel named in this registration statement as having prepared or certified any part of this statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or will receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The audited financial statements as of August 31, 2006, 2005 and 2004 were audited by Malone & Bailey, PC, an independent registered public accounting firm, to the extent set forth in its report and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Buchanan Ingersoll & Rooney PC, Philadelphia, Pennsylvania.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The Articles of Incorporation or an amendment thereto may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the Nevada Revised Statutes.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, shareholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct meets the requirements of Nevada law to impose such liability. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any shareholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

The Nevada Revised Statutes also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, a corporation may indemnify a director, officer, employee or agent with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, however, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The Company’s By-laws provide in substance that every director and officer of the Company shall be entitled to indemnification against expense actually and necessarily incurred in any action suit or proceeding, in which he or she may be named as a party by reason of being or having been a director or officer of the Company, except to the extent that such officer is finally adjudicated to be liable for negligence or misconduct

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Malone & Bailey, PC completed the audit of our consolidated financial statements for the years ended August 31, 2004, August 31, 2005 and August 31, 2006. We had no disagreements with Malone & Bailey, PC (“Malone”) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Morgan & Company (“Morgan”) completed the audit of our consolidated financial statements for the years ended August 31, 2003 and 2002. On December 13, 2004, we dismissed Morgan as our independent accounting firm and we engaged Malone as our independent accounting firm. The reports of Morgan on our financial statements for the years ended August 31, 2003 and August 31, 2002 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that each report was modified to indicate that there was substantial doubt about our ability to continue as a going concern. The decision to terminate Morgan and the decision to retain Malone were both unanimously approved by our board of directors.

During the periods covered by the reports of Morgan, and the subsequent interim period through December 13, 2004, the Company had no disagreements with Morgan, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Morgan, would have caused Morgan to make reference to the subject matter of the disagreement in connection with its reports.

Morgan has confirmed that they did not have any disputes or disagreements with our management regarding accounting principles or practices, financial disclosure or auditing scope of procedures.

(This page intentionally left blank.)

MAVERICK OIL AND GAS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Maverick Oil and Gas, Inc. and Subsidiaries

Addison, Texas

We have audited the accompanying consolidated balance sheets of Maverick Oil and Gas, Inc. and Subsidiaries as of August 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the three years then ended. These financial statements are the responsibility of Maverick’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maverick, as of August 31, 2006 and 2005, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Maverick will continue as a going concern. As discussed in Note 3 to the financial statements, Maverick has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone & Bailey, PC
Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 1, 2006

MAVERICK OIL AND GAS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	August 31, 2006	August 31, 2005
Current Assets:
Cash	$2,212,007	$2,907,193
Accounts receivable	2,156,469	881,410
Prepaid expenses and advances to operators	71,771	161,472

Total Current Assets	4,440,247	3,950,075
Property, Plant and Equipment:
Oil and natural gas properties, successful efforts method of accounting:
Proved properties, net	1,969,818	1,685,366
Unproved properties not being amortized, net of impairment	21,724,881	—
Buildings, furniture and equipment, net of accumulated depreciation of $94,771 and $18,199	789,278	221,285

Total Property, Plant and Equipment, Net	24,483,977	1,906,651
Prepaid loan fees and other assets	2,969,902	432,619
Investment in limited partnership	—	962,199
Assets held for sale	9,004,201	9,820,019

Total Assets	$40,898,327	$17,071,563

Current Liabilities:
Payables and Accrued Expenses:
Accounts payable and accrued expenses	$8,069,833	$1,100,719
Liabilities of held for sale operations	411,350	1,971,748
Payables for oil and gas interests	355,842	353,265
Notes payable	—	48,451

Total Payables and Accrued Expenses	8,837,025	3,474,183
Short term Debt and Derivative Liability:
Short term secured convertible debenture, net of unamortized discount	1,633,580	—
Debt prepayment penalty	7,500,000	—
Current portion of long term debt, net of unamortized discount	655,787	—
Derivative liability	18,087,733	—

Total Short Term Debt and Derivative Liability	27,877,100	—

Total Current Liabilities	36,714,125	3,474,183
Long Term Liabilities:
Long term debt, net of unamortized discount	1,311,575	—
Asset retirement obligation	33,190	6,190

Total Long-Term Liabilities	1,344,765	6,190

Total Liabilities	38,058,890	3,480,373
Minority interest — assets held for sale	71,307	889,475
Stockholders’ Equity
Preferred stock, $.001 par value, authorized 10,000,000 shares; none issued and outstanding	—	—
Common stock, $.001 par value, authorized 260,000,000 shares at August 31, 2006 and 200,000,000 shares at August 31, 2005; 101,911,116 shares issued and outstanding at August 31, 2006 and 96,472,565 shares issued and outstanding at August 31, 2005	101,912	96,473
Additional paid-in capital	53,541,999	45,687,506
Deferred compensation	—	(3,735,956)
Accumulated deficit	(50,875,781)	(29,346,308)

Total Stockholders’ Equity	2,768,130	12,701,715

Total Liabilities and Stockholders’ Equity	$40,898,327	$17,071,563

See accompanying Notes to Consolidated Financial Statements.

MAVERICK OIL AND GAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended August 31,
	2006	2005	2004
Revenues	$2,500,489	$283,785	$—

Expenses:
Lease operating expenses	881,604	154,653	—
Exploration costs	1,488,339	4,739,630	7,038
Impairment of oil & gas properties	7,015,698	5,710,416	—
Loss on earnest money deposit	—	4,250,000	—
General and administrative	12,692,752	13,663,000	153,481
Depletion, depreciation and amortization	1,125,995	153,409	—

Total expenses	23,204,388	28,671,108	160,519
Gain on equity method investment	—	12,199	—

Loss from operations before other income (expenses)	(20,703,899)	(28,375,124)	(160,519)
Other income (expenses):
Interest income	100,729	37,873	—
Interest expense & discount amortization	(6,293,097)	(2,158,504)	—
Debt prepayment penalty accrual	(7,500,000)	—	—
Net change in fair value of derivatives	11,479,555	—	—

Total other income (expenses)	(2,212,813)	(2,120,631)	—

Loss from operations before minority interest	(22,916,712)	(30,495,755)	(160,519)
Minority interest	1,387,239	1,353,751	4,788

Net loss to common stockholders	$(21,529,473)	$(29,142,004)	$(155,731)

Basic and diluted loss per common share	$(0.22)	$(0.36)	$(0.00)

Basic and diluted weighted average common shares outstanding	98,312,289	80,741,335	58,678,904

See accompanying Notes to Consolidated Financial Statements.

MAVERICK OIL AND GAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

Years ended August 31, 2006, 2005 and 2004

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Deferred Compensation	Total Stockholders’ Equity
Balance at August 31, 2003	58,520,000	$58,520	$19,980	$(48,573)	—	$29,927
Issuance of common Stock for Cash at $1.00 per share, net of issuance costs of $155,731	2,000,000	2,000	1,898,000	—	—	1,900,000
Net Loss	—	—	—	(155,731)	—	(155,731)

Balance at August 31, 2004	60,520,000	60,520	1,917,980	(204,304)		1,774,196
Discount on convertible debentures, net of minority interest portion of $300,116	—	—	1,755,576	—	—	1,755,576
Common Stock issued for cash	28,535,000	28,535	25,454,756	—		25,483,291
Common Stock issued for services	125,000	125	198,625	—		198,750
Purchase of Hurricane Energy, LLC with Common Stock	4,500,000	4,500	11,785,500	—	(11,790,000)	—
Amortization of deferred compensation related to the purchase of Hurricane Energy, LLC	—	—	—	—	8,054,044	8,054,044
Warrants issued for the purchase of Hurricane Energy, LLC	—	—	957,747	—	—	957,747
Options issued for the purchase of Hurricane Energy, LLC	—	—	76,107	—	—	76,107
Conversion of DDH promissory note to Common Stock	942,565	943	999,057	—	—	1,000,000
Conversion of Trident note to Common Stock	1,850,000	1,850	1,848,150	—	—	1,850,000
Issuance of options for services	—	—	418,500	—	—	418,500
Issuance of warrants for services	—	—	275,508	—	—	275,508
Net loss	—	—	—	(29,142,004)	—	(29,142,004)

Balance at August 31, 2005	96,472,565	$96,473	$45,687,506	$(29,346,308)	$(3,735,956)	$12,701,715
Common Stock issued for purchase of additional interest in RBE, LLC	250,000	250	287,250	—	—	287,500
Millenium Equity Purchase agreement, Common stock and warrants issued for cash, net of placement fees of $140,000	2,000,000	2,000	1,858,000	—	—	1,860,000
Common stock issued for compensation	1,400,000	1,400	106,600	—	—	108,000
Common stock issued for services	1,365,000	1,365	1,974,470	—	—	1,975,835
Common stock issued for interest expense payment	423,551	424	373,548	—	—	373,972
SFAS 123 (R) Share based compensation amortization	—	—	1,188,898	—	3,735,956	4,924,854
Issuance of warrants for services	—	—	1,449,660	—	—	1,449,660
Discount amortization on repayment of Secured Convertible Debenture from Trident Growth Fund, LP	—	—	616,067	—		616,067
Net loss	—	—	—	(21,529,473)	—	(21,529,473)

Balance at August 31, 2006	101,911,116	$101,912	$53,541,999	$(50,875,781)	$—	$2,768,130

See accompanying Notes to Consolidated Financial Statements.

MAVERICK OIL AND GAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended August 31,
	2006	2005	2004
Cash Flows from Operating Activities:
Net loss	$(21,529,473)	$(29,142,004)	$(155,731)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	5,316,690	9,982,798	—
Minority interest	(1,387,239)	(1,353,751)	95,212
Gain on equity method investment	—	(12,199)	—
Change in fair value of derivatives	(11,479,555)	—	—
Interest expense & discount amortization	5,894,164	2,158,501	—
Debt prepayment penalty accrual	7,500,000	—	—
Depreciation, depletion and amortization	1,125,995	153,409	7,650
Impairment of oil and gas properties	7,015,698	5,710,416	—
Exploration costs	1,488,339	4,739,630	7,038
Loss on earnest money deposit	—	4,250,000	—
Changes in working capital:
Increase in accounts receivable	(1,657,265)	(881,410)	—
Increase in prepaid expenses, advances to operators and others	(153,269)	(825,077)	—
Increase in accounts payable and accrued expenses	4,904,992	2,912,935	90,796

Net cash provided (used in) operating activities	(2,960,923)	(2,306,752)	44,965
Cash Flows from Investing Activities:
Purchase of oil and gas properties	(27,726,404)	(19,209,009)	(3,121,344)
Purchase of office building and other	(542,698)	—	—
Purchase of furniture and equipment	(101,867)	(167,876)	—
Loss on earnest money deposit	—	(4,250,000)	—
Dividends received	—	50,000	—

Net cash used in investing activities	(28,370,969)	(23,576,885)	(3,121,344)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock, net of issuance costs	1,860,000	25,364,936	1,900,000
Proceeds from issuance of Note Payable	1,884,850	1,600,000	1,951,500
Proceeds from Short-Term Secured Convertible Debenture, net of issuance costs	9,565,000	—	—
Proceeds from Long-Term Secured Convertible Debenture, net of issuance costs	18,270,000	—	—
Proceeds from minority interest owner	1,105,307	1,847,899	—
Repayment of Note payables	(2,048,451)	(618,753)	(210,000)

Net cash provided by financing activities	30,636,706	28,194,082	3,641,500

Net Increase (Decrease) in Cash	(695,186)	2,310,445	565,121
Cash at the Beginning of Period	2,907,193	596,748	31,627

Cash at the End of Period	$2,212,007	$2,907,193	$596,748

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$398,933	$515	$—

Taxes	$—	$—	$—

See accompanying Notes to Consolidated Financial Statements.

MAVERICK OIL AND GAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended August 31,
	2006	2005	2004
Supplemental disclosure of non-cash operating, investing and financing activities:
Warrants issued for deferred financing costs	$1,449,660	$—	$—

Stock issued for accrued interest	$373,972	$—	$—

Stock issued for property	$1,979,500	$—	$—

Disposal of equity method partnership	$962,199	$—	$—

Additional asset retirement liability	$55,744	$—	$—

Discount of note due to derivative liability	$29,580,388	$—	$—

Issuance of stock-based instruments in connection with the purchase of Hurricane Energy, LLC:
Stock	$—	$11,790,000	$—

Warrants	$—	$957,747	$—

Options	$—	$76,107	$—

Stock issued for conversion of promissory note	$—	$1,000,000	$—

Stock issued for debt	$—	$1,850,000	$—

See accompanying Notes to Consolidated Financial Statements.

MAVERICK OIL AND GAS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS

Maverick Oil and Gas, Inc. (“Maverick”) was incorporated in Nevada on June 18, 2002. Maverick and its subsidiaries (collectively, the “Company”) is an early stage independent energy company engaged in oil and gas exploration, exploitation, development and production. We currently participate in these activities through the interests we hold in oil and gas exploration and development projects in Texas, Colorado and most recently, Arkansas.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary significantly from those estimates under different assumptions and conditions.

Critical accounting policies are defined as those significant accounting policies that are most critical to an understanding of a company’s financial condition and results of operation. We consider an accounting estimate or judgment to be critical if (i) it requires assumptions to be made that were uncertain at the time the estimate was made, and (ii) changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.

Principles of Consolidation

The consolidated financial statements include the accounts of Maverick and its subsidiaries. All significant intercompany transactions and balances associated with the consolidated operations have been eliminated.

Certain reclassifications have been made to the prior year’s financial statements to conform with the current presentation.

Successful Efforts Accounting

The Company follows the successful efforts method to account for its crude oil and natural gas operations. Under this method of accounting, all costs associated with oil and gas lease acquisition costs, successful exploratory wells and all development wells are capitalized and amortized on a unit-of-production basis over the remaining life of proved developed reserves and proved reserves on a field basis. Unproved leasehold costs are capitalized pending the results of exploration efforts. Exploration costs, including geological and geophysical expenses, exploratory dry holes and delay rentals, are charged to expense when incurred.

Valuation of Property and Equipment

The Company follows the provisions of Statement of Financial Accounting Standards No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that the Company’s long-lived assets, including its oil and gas properties, be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. An impairment charge to current operations is recognized when the estimated undiscounted future net cash flows of the asset are less than its carrying value. Any such impairment is recognized based on the differences in the carrying value and estimated fair value of the impaired asset.

SFAS 144 provides for future revenue from the Company’s oil and gas production to be estimated based upon prices at which management reasonably estimates such products will be sold. These estimates of future product prices may differ from current market prices of oil and gas. Any downward revisions to management’s estimates of future production or product prices could result in an impairment of the Company’s oil and gas properties in subsequent periods.

The long-lived assets of the Company, which are subject to evaluation, consist primarily of oil and gas properties. During the fiscal year ended August 31, 2006 the company recorded an impairment loss of $7,015,698 on oil and gas properties and exploration expenses of $1,488,339 related to unproved properties. During the fiscal year ended August 31, 2005, the company recorded an impairment loss of $5,710,416 on proved oil gas reserves and exploration expenses related to unproved properties of $4,739,630.

Other Property and Equipment

Other property and equipment of the Company consists primarily of buildings, computer equipment, vehicles and furniture and fixtures, which are depreciated over estimated useful lives, on a straight-line basis. The estimated useful life on buildings is 25 years and ranges from 3 to 7 years for computer equipment, vehicles, furniture and fixtures. Repairs and maintenance are expensed as incurred while costs incurred that extend the useful life are capitalized.

Asset Retirement Obligations

The company follows the provisions of Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). This accounting standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Revenue Recognition

The Company recognizes oil and natural gas revenue for its interest in producing wells as oil and natural gas is produced and sold from those wells. Oil and natural gas sold by the Company is not significantly different from the Company’s share of production.

Income Taxes

The Company is subject to income and other related taxes in areas in which it operates. When recording income tax expense, certain estimates are required by management due to timing and the impact of future events on when income tax expenses and benefits are recognized by the Company. The Company evaluates periodically its tax operating loss and other carryforwards to determine whether a gross deferred tax asset, as well as a related valuation allowance, should be recognized in its financial statements.

Cash and Cash Equivalents

Cash equivalents are considered to be all highly liquid investments having an original maturity of three months or less.

Equity Method

Under the guidance of Emerging Issues Task Force D-46, Accounting for Limited Partnership Investments Maverick uses the equity method to account for its limited partnership and membership interest that represent an ownership interest that exceeds 5% of the applicable entity, but is less than 50% of the applicable entity. Under the equity method of accounting, Maverick’s proportionate share of the investees’ net income or loss is included in Loss on equity investments in the condensed consolidated statements of operations. During fiscal year 2005, the Company accounted for its investment in PHT Resendez, LP under the equity method of investment. As discussed in note 4, this partnership was dissolved during October 2005.

Share Based Compensation

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payments” (“FAS 123R”). The Company adopted the disclosure requirements of FAS 123R as of January 1, 2006 using the modified prospective transition method approach as allowed under FAS 123R. FAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to FAS 123R, only certain pro forma disclosures of fair value were required. See additional discussion in Note 4 — SHARE-BASED COMPENSATION.

Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. The per share amounts include the dilutive effect of common stock equivalents in years with net income. The Company had losses in 2005 and 2004. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS Statement No. 154 (“SFAS 154”), Accounting Changes and Error Corrections. SFAS 154 requires that, when a company changes its accounting policies, the change must be applied retrospectively to all prior periods presented instead of a cumulative effect adjustment in the period of the change. SFAS 154 may also apply when the FASB issues new rules requiring changes in accounting. If the new rule allows cumulative effect treatment, it will take precedence over SFAS 154. This statement is effective for fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a significant impact on the Company’s financial position or its results of operations.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income taxes (“FIN 48”). FIN 48, which is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity’s financial statements prior to their resolution with taxing authorities. The Company is required to adopt FIN 48 during the first quarter of fiscal 2008. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact, if any; this interpretation may have on its consolidated financial statements.

NOTE 3. GOING CONCERN

The Company has incurred significant losses since its inception and as a result, has accumulated a deficit of $50,875,781 at August 31, 2006. During fiscal years 2006 and 2005, we recognized losses of $21,529,473 and $29,142,004, respectively. In addition, our current capital resources, together with our expected cash flow from operations, will not be sufficient to cover the interest and current portion of our Secured Convertible Debentures due within the short-term. We will, therefore, continue to seek additional capital to finance the development of our existing projects and to fund our future growth and exploration activities. This may take the form of debt-based financing, sale of our equity securities, farm-out arrangements or outright sale of portions of our existing properties. However, the terms of our Secured Convertible Debentures place certain limitations on any subsequent rounds of debt or equity financing. These limitations could impair our ability to secure the full amount of capital required, absent the consent of the holders of our Secured Convertible Debentures. There is no assurance that such additional financing will be available to us or, if it is, whether we will be able to complete such financing in light of the restrictions of the Secured Convertible Debentures. If we are unable to obtain additional funds when we need them or if we cannot obtain funds on terms favorable to us within the short-term, we may not be able to maintain our operations as a going concern.

Our ability to continue as a going concern depends upon successfully restructuring the debt and obtaining sufficient financing to maintain operations. The accompanying consolidated financial statements have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments that might result if the Company was forced to dissolve.

NOTE 4. SHARE-BASED COMPENSATION

During February 2005, the Company adopted a Stock Incentive Plan (the “Stock Incentive Plan”) which covered 10,000,000 shares of common stock as of August 31, 2006. Under its terms, employees, officers and directors of the Company and its subsidiaries are currently eligible to receive non-qualified stock options, restricted stock awards and incentive stock options within the meaning of Section 422 Internal Revenue Code of 1986 (the “Code”). In addition, advisors and consultants who perform services for the Company or its subsidiaries are eligible to receive non-qualified stock options under the Stock Incentive Plan. The Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors.

All stock options granted under the Stock Incentive Plan are exercisable for a period of up to ten years from the date of grant. The Company may not grant incentive stock options pursuant to the Stock Incentive Plan at exercise prices which are less than the fair market value of the common stock on the date of grant. The term of an incentive stock option granted under the Stock Incentive Plan to a stockholder owning more than 10% of the issued and outstanding common stock may not exceed five years and the exercise price of an incentive stock option granted to such stockholder may not be less than 110% of the fair market value of the common stock on the date of grant. The Stock Incentive Plan contains certain limitations on the maximum number of shares of the common stock that may be awarded in any calendar year to any one individual for the purposes of Section 162(m) of the Code.

In addition to the stock options covered by the Stock Incentive Plan, the Company has outstanding options to purchase 450,000 shares of common stock.

Prior to September 1, 2005 the Company accounted for stock based compensation under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”). As permitted under this standard, compensation cost was recognized using the intrinsic value method described in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Effective December 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“FAS 123R”) and applied the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified-prospective transition method. Prior periods were not restated to reflect the impact of adopting the new standard. As a result of the adoption of FAS 123R, stock-based compensation expense recognized during the quarter ended August 31,2006 includes compensation expense for all share-based payments granted on or prior to, but not yet vested as of August 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and compensation cost for all share-based payments granted on or subsequent to September 1, 2005, based on the grant date fair value estimated in accordance with the provisions of FAS 123R.

During the quarter ended August 31, 2006, the Company recognized stock-based compensation expenses of $161,071 related to outstanding stock options according to the provisions of FAS 123R, using the modified-prospective transition method.

Prior to the adoption of FAS 123R and for the twelve months ended August 31, 2006, no tax benefits from the exercise of stock options has been recognized as no options have been exercised. Any future excess tax benefits derived from the exercise of stock options will be recorded prospectively and reported as cash flows from financing activities in accordance with FAS 123R.

The following table illustrates the pro forma effect on operating results and per share information had the Company accounted for share-based compensation in accordance with FAS 123R for the following periods during our prior fiscal year. All stock-based compensation options granted to date have been issued on or after March 10, 2005:

Twelve Months Ended August 31, 2005
Net loss, as reported	$(29,142,004)
Plus: Stock-based compensation expense using the intrinsic value of the option at the measurement date	494,607
Less: Stock-based employee compensation expense determined under fair value based method for all awards	(946,504)

Pro forma net loss	$(29,593,901)

Net loss per common share:
Basic and diluted loss per share, as reported	$(0.36)
Basic and diluted loss per share, pro forma	$(0.37)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	August 31, 2006	August 31, 2005
Expected life (years)	8.00	4.38
Risk-free interest rate	4.63%	3.52%
Expected Volatility	81.60%	54.32%
Expected Dividend yield	0.0%	0.0%

The range of risk free interest rates used in the Black-Scholes option pricing Model (the “Model”) was 3.2% to 5.2%. The range of expected volatility used in the Model was 41.3% to 86.1%.

A summary of the options issued by the Company for the twelve months ended August 31, 2006 is as follows:

	Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding on August 31, 2005	4,340,000	$2.17	4.28	$1,248,750
Granted	8,240,000	$1.06	7.71	375,000
Exercised	—	$—	—	—
Surrendered/Canceled	(1,476,000)	$—	—	(553,500)

Outstanding on August 31, 2006	11,104,000	$1.53	5.50	$1,070,250

Exercisable on August 31, 2006	1,230,000	$2.33	3.52	$276,750

The weighted-average grant-date fair value for the twelve months ended August 31, 2006 and August 31, 2005 was $0.58/share and $0.95/share, respectively. No options were exercised during the periods ended August 31, 2006 and August 31, 2005. The unrecognized share based compensation cost related to stock option expense at August 31, 2006 is $5,601,967 and will be recognized over a weighted average of 5.0 years.

Prior to the adoption of FAS 123R, the Company recorded compensation expense for restricted stock awards based on the fair market value on the date of grant, in accordance with APB 25. The fair value was recorded as deferred compensation in a separate component of shareholders’ equity and expensed over the vesting period. In accordance with FAS 123R, during the quarter ended February 28, 2006, the deferred compensation balance of $2,011,569 was reclassified to paid-in-capital.

Stock-based compensation expense recognized for restricted stock awards was $266,673 and $1,724,288 for the three months ended August 31, 2006 and August 31, 2005, respectively; and $4,002,630 and $8,252,797 for the twelve months ended August 31, 2006 and August 31, 2005, respectively. Total unrecognized compensation cost related to unvested restricted shares at August 31, 2006 was $978,079 and will be recognized over a weighted average of 2.76 years.

A summary of the activity of restricted stock under the Company’s compensation plans during the quarter ended August 31, 2006 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding on August 31, 2005	4,500,000	$2.62
Granted	1,300,000	0.82
Vested	(160,000)	0.82
Forfeited/Canceled	—	—

Outstanding on August 31, 2006	5,640,000	$2.21

NOTE 5. INVESTMENT IN LIMITED PARTNERSHIP

PHT Resendez, L.P.

During October 2004, Maverick purchased a 19.8% interest of PHT Resendez, L.P. (PHT Resendez), a Delaware limited partnership, in exchange for a capital contribution of $1,000,000. PHT Resendez was formed to purchase leasehold interests in certain oil and gas prospects on 1,248.2 acres located in Zapata County, Texas.

At the discretion of PHT Gas, LLC, the general partner, available cash will be distributed first to all limited partners to the extent of their unreturned capital balances until all unreturned capital balances have been returned and then 75% to the limited partners in proportion to their respective percentage interests and 25% to PHT Gas, LLC.

On October 1, 2005, the owners of the PHT Resendez Limited Partnership elected to dissolve the partnership and distribute the assets to the members in proportion to their membership interest in the Limited Partnership. These assets consisted of some cash, a producing gas well, and leasehold interests in oil and gas properties in Zapata County, Texas. Accordingly, we no longer report our investment on an equity method basis, but consolidate the revenues and expenses into our income statement and reflect the investment in cash and fixed asset sections of the balance sheet.

NOTE 6. SENIOR SECURED CONVERTIBLE DEBENTURES

January 5, 2006 Senior Secured Convertible Debentures and contingent liability accrual

On January 5, 2006, we sold secured convertible debentures and warrants (“the January 5 debentures”), for gross proceeds of $20,000,000. The secured convertible debentures have an aggregate principal amount of $20,000,000 and are convertible into 21,331,058 shares of our common stock, based upon an initial conversion price $0.9376 per share, which is subject to anti-dilution adjustments. The secured convertible debentures have a maturity date on the third anniversary of their issuance and bear an interest rate of 7.5% per annum. The warrants are exercisable for 31,996,587 shares of our common stock over a five year period with 21,331,059 having an initial exercise price of $.9376 per share, 5,332,764 having an initial exercise price of $1.50 per share, and the remaining 5,332,764 having an initial exercise price of $2.00 per share. The exercise prices of the warrants are subject to anti-dilution adjustments. As of result of the June 21, 2006 secured debenture transaction (“the June 21 debentures”), 5,332,764 of these warrants priced at $1.50 per share were re-priced to $0.9376 per share and 5,332,764 of these warrants priced at $2.00 per share were re-priced to $0.9376 per share and an additional 9,241,334 were issued at an exercise price of $0.9376 per share. In addition, provisions in the June 21 debentures provide for a 25% ($7.5 million) prepayment premium to be applied to the principal balances of both debentures upon the sale of the Barnett Shale assets. At August 31, 2006 this prepayment premium is being accounted for as Debt prepayment penalty accrual in the balance sheet and expensed in full as debt prepayment penalty in the consolidated statement operations.

As discussed in Note 17- Subsequent Events, effective as of October 3, 2006, the Company issued registered shares of its common stock in lieu of payment in cash of the accrued interest payable on the January 5, 2006 secured convertible debentures through that date.

June 21, 2006 Senior Secured Convertible Debentures

On June 21, 2006 we sold secured convertible debentures and warrants for gross proceeds of $10,000,000. The secured convertible debentures have an aggregate principal amount of $10,000,000 and are convertible into 10,665,529 shares of our common stock, based upon an initial conversion price of $0.9376 per share, which is subject to anti-dilution adjustments. The secured convertible debentures have a maturity date on the first anniversary of their issuance and bear interest at the rate of 9.75% per annum. The warrants are exercisable for 18,664,676 shares of our common stock over a five year period with an exercise price of $0.9376 per share. The exercise price of the warrants is subject to anti-dilution adjustments.

We agreed to register the resale of the shares of common stock issuable upon conversion of the January 5 and June 21 secured convertible debentures and exercise of the warrants associated such debentures. The registration rights agreements associated with both debentures contain a liquidated damages provision that has been determined to be uneconomic. As a result, we have determined that the conversion feature of the secured convertible debentures and the warrants issued with the secured convertible debentures issued in the January 5 and June 21 transactions, are embedded derivative instruments pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under the provisions of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the accounting treatment of these derivative financial instruments requires that the Company record the derivatives at their fair values as of the inception date of the note agreements and at fair value as of each subsequent balance sheet date as a liability. Any change in fair value is recorded as non-operating, non-cash income or expense at each balance sheet date. The fair value of the derivative liabilities was estimated using the Black-Scholes option pricing model. This model requires the use of estimates such as the expected holding period, the expected future volatility of the company’s common stock and the risk-free rate of return over the holding period. These estimates directly affect the reported amounts of the derivative instrument liabilities. At August 31, 2006, the Company estimated the total fair value of the conversion feature and warrant liability at $18,087,733 and related non-cash Other Income at $11,479,555 respectively for both, the January 5 and June 21 debentures.

The following table illustrates the components of our secured convertible debentures included in the accompanying consolidated financial statements:

	January 5, 2006	June 21, 2006
Convertible debentures, gross proceeds:	$20,000,000	$10,000,000

Current Portion, included in current liabilities:	6,666,667	10,000,000
Unamortized discount	(6,010,880)	(8,366,420)

Short-term debt as reported, net of unamortized discount	$655,787	$1,633,580

Long-term debt:
Long-term portion	$13,333,333	$—
Unamortized discount	(12,021,758)	—

Long-term debt as reported, net of unamortized discount	$1,311,575	$—

Future maturities of the convertible debentures are as follows:

Fiscal Year	2007	2008	2009
Principal payments	$16,666,667	$10,000,000	$3,333,333
Interest	2,255,013	656,507	52,397
Prepayment penalty	7,500,000	—	—

Total	$26,421,680	$10,656,507	$3,385,730

November 16, 2006 Senior Secured Convertible Debentures

As discussed in Note 17- Subsequent Events, on November 16, 2006, we sold $6,750,000 principal amount of secured convertible debentures and warrants for gross proceeds of $6,000,000. This transaction will be subject to the same derivative liability accounting treatment as the January 5 and June 21 convertible debentures, with changes in fair value recorded as non-operating, non-cash income as of each balance sheet date.

NOTE 7. CONVERTIBLE DEBENTURES

DDH Resources II, Ltd. - Convertible Debentures

On November 18, 2004, Maverick borrowed $1,000,000 pursuant to a convertible note agreement with DDH Resources II, Limited (DDH). The convertible note was due at the earliest of six months or when Maverick completed an equity raise of at least $5,000,000. Interest accrued at 12% per annum.

At maturity date or at the option of the lender, the note and accrued interest were convertible into shares of common stock at a conversion rate of $1.10. To induce DDH into making the loan, Maverick issued 500,000 warrants exercisable for 3 years at $2.00. Based on the conversion rate of $1.10. As a result of this transaction, Maverick recorded a beneficial conversion feature on the note in the amount of $626,914 accounted for a as a note discount, amortized over the life of the loan. In addition, Maverick valued the warrants, via the Black-Scholes method, and an additional $263,278 discount on the note was recorded. On March 1 2005, DDH exercised its option to convert this note into 942,565 shares of stock. The note discount has been fully amortized as of August 31, 2005.

As of August 31, 2004 Maverick issued a 12% Senior Secured Note dated July 14, 2004 of $1,850,000 to the Trident Growth Fund, LP (Trident). On January 16, 2005, because Maverick was not in compliance with its obligation under the loan agreement, Trident agreed to modify the loan agreement to the following terms: The note became convertible commencing January 16, 2005 and terminating March 31, 2005, all amounts due and owing under the note shall, at the option of Trident, be converted into shares of common stock at a conversion rate of $1.00. Based on the conversion rate of $1.00, Maverick has recorded a beneficial conversion feature on the note in the amount of $1,165,000 which was recorded as a note discount. This discount is being amortized over the life of the loan. As of August 31, 2005, Maverick had amortized the entire discount.

On March 7, 2005, the Trident note was converted into 1,850,000 shares of common stock.

Trident Growth Fund, L.P. Convertible Debentures and Warrants

During October 2005, we sold convertible debentures and warrants to Trident Growth Fund, L.P. for gross proceeds of $2,000,000. The convertible debentures had a principal amount of $2,000,000 and bore interest at 12% per annum (the “Trident 2005 Debentures”). The warrants are exercisable over a five year term for 500,000 shares of common stock at an exercise price of $1.00 per share (the “Trident 2005 Warrants”). At its inception, we recorded a beneficial conversion feature on the Trident 2005 Debentures in the amount of $602,966, accounted for as a note discount to be amortized over the life of the loan. The Trident 2005 Debentures were paid in full in January 2006. Upon repayment, the remaining unamortized note discount was recognized as interest expense.

Following the January 5, 2006 issuance of $20 million of secured convertible debentures, as discussed in Note 5 — Secured Convertible Debentures, and by application of anti-dilution provisions, the exercise price of the Trident 2005 Warrants was reduced to $.9376 per share, and the number of warrants was increased to 533,276. Also, following the January 5, 2006 issuance of $20 million of secured convertible debentures, as discussed in Note 5, and by application of anti-dilution provisions, the exercise price of 200,000 warrants issued to Trident during July 2004 (the “Trident 2004 Warrants”) was reduced to $.9376 per share, and the number of warrants was increased to 213,310.

NOTE 8. NOTES PAYABLE

During October 2005, our subsidiary, Maverick Woodruff County, LLC, borrowed $1,000,000 to finance lease acquisitions in the Fayetteville Shale project. The loan was secured by a pledge of the membership interests of Maverick Woodruff County, LLC. However, the loan automatically converted into shares of the common stock of one of our Fayetteville project participants in February 2006 when we acquired and distributed to this participant its pro rata interest in 50,000 leasehold acres.

3% unsecured demand notes

On October 12, 2004, MBE borrowed $300,000 pursuant to a 3% unsecured demand note payable and repaid the loan as of February 28, 2005.

On October 29, 2004, MBE borrowed $300,000 pursuant to a 3% unsecured demand note payable and repaid the loan as of August 31, 2005.

NOTE 9. ASSET RETIREMENT OBLIGATIONS

The Company records depreciation of the capitalized asset retirement cost and accretion of the asset retirement obligation over time. The depreciation will generally be determined on a straight line basis, while the accretion to be recognized will escalate over the life of the producing assets, typically as production declines. The following table indicates the changes to the Company’s asset retirement obligations in 2005:

Balance at August 31, 2005	$18,000
Liabilities incurred	—
Accretion expense	55,744

Balance at August 31, 2006*	$73,744

*Includes $40,554 for assets held for sale.

NOTE 10. INCREASE IN AUTHORIZED SHARES OF COMMON STOCK

The Board of Directors approved an amendment to our Articles of Incorporation to increase the total number of authorized shares of our common stock outstanding from 200 million to 260 million. This amendment became effective August 7, 2006. The number of authorized shares of preferred stock remains the same at 10 million.

NOTE 11. STOCKHOLDERS’ EQUITY.

During August and September 2005, we granted stock options to three non-employee directors. Each of the options granted entitle the director to purchase 80,000 shares of common stock, provided that he remains on the Company’s Board of Directors through the vesting period. One-half (50%) of these options vest during August and September 2006 and the remaining 50% vest during August and September 2007. These options have an exercise price ranging from $1.02 to $1.22 per share and expire during 2015. The average fair value of each option granted was $0.96. All options were granted with an exercise price equal to the market price on the trading day prior to the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with an expected average volatility of 40% and a risk-free interest rate of 4%.

On November 28, 2005, we sold 200,000 investment units at a price of $10 per unit to Millenium Global Investments, Ltd., with each unit consisting of ten (10) shares of our common stock and one (1) thirty month warrant to purchase four (4) shares of our common stock at an exercise price of $1.70 per share. The Millenium warrants were restructured following our January 5, 2006 issuance of secured convertible debentures and associated warrants. As restructured, Millenium surrendered warrants to purchase 800,000 shares of our common stock at an exercise price of $1.70 per share, in exchange for warrants to purchase 2,000,000 shares of our common stock; of which 1,000,000 were issued at an exercise price of $.9376 per share; 500,000 at an exercise price of $1.50 per share; and 500,000 at an exercise price of $2.00 per share.

On December 2, 2005, we issued 250,000 shares of our common stock to Reichmann Petroleum as part of the purchase price for an additional interest in RBE, LLC, as more fully described in Note 3.

During February 2006, we granted stock options to a non-employee director entitling him to purchase 80,000 shares of common stock, provided that he remains on the Company’s Board of Directors through the vesting period. One-half (50%) of these options vests during February 2007 and the remaining 50% vests during February 2008. These options have an exercise price of $1.39 per share and expire during 2016. The average fair value of the option granted was $1.39. The options were granted with an exercise price equal to the market price on the trading day prior to the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with an expected average volatility of 54% and a risk-free interest rate of 4%.

During February 2006, the Company issued an aggregate of 300,000 shares of restricted common stock under our 2005 Incentive Stock Plan to certain officers and employees. Of these shares, 160,000 vested during August 2006 as part of the terms of a separation agreement with former company executives. The remaining 140,000 shares are subject to annual vesting over a three-year period.

During March and April, 2006, we issued five-year warrants to purchase an aggregate of 1,493,174 shares of our common stock at an exercise price of $.9376 to the investment bankers who assisted in the placement of the January 5, 2006 sale of convertible debentures and associated warrants. The fair value of these warrants was estimated at $1,449,660 accounted for as prepaid loan fees, being amortized over the remainder of the term of the secured convertible debentures. The fair value was estimated at grant date using the Black-Scholes option pricing model with and expected average volatility of 84.18% and a risk-free interest rate ranging from 4.71% to 4.85%. During the quarter ended August 31, 2006 we recognized amortization costs of $111,459 on the original fair value of these warrants.

On April 3, 2006, we agreed to issue up to 115,000 shares of our common stock to our investor relations firm pursuant to an agreement dated August 2005. These shares were issued during August 2006.

In consideration for certain financial advisory services, during April 2006 we agreed to issue warrants to purchase 200,000 shares of our common stock at an exercise price of $2.00 per share to an investment banker. These warrants were issued during October 2007, upon amendment of our Articles of Incorporation to increase our authorized capital stock.

During April 2006, the Company agreed to issue 1.2 million shares of common stock for services provided in connection with the leasehold acquisition efforts in the Fayetteville Shale project. These shares were issued during August 2006.

During July 2006, the Company agreed to issue 100,000 shares of unrestricted common stock to a key employee. The shares vested upon commencement of employment with Maverick, and are subject to our 2005 Stock Incentive Plan.

During August 2006, the Company issued 50,000 shares of restricted common stock to an investment banker in consideration for financial advisory services.

During August 2006 and in conjunction with his agreement to become our Chairman and Chief Executive Officer we agreed to issued to James A. Watt options to purchase 7.5 million shares of our common stock at an exercise price of $.75 per share (the “Options”) and 1 million shares of our restricted common stock (the “Restricted Shares”). The options and restricted shares vest in five equal annual increments commencing on August 2, 2007, provided that Mr. Watt remains continuously employed by us through such vesting dates. The options and restricted shares are subject to our 2005 Stock Incentive Plan.

NOTE 12. HURRICANE ENERGY, LLC TRANSACTION

On March 10, 2005, Maverick acquired 100% of the outstanding membership interests of Hurricane Energy, LLC, a Delaware Limited Liability Company (Hurricane). Hurricane’s membership interests were acquired for aggregate consideration of 4.5 million shares of Maverick’s common stock, and a combination of options and warrants to acquire an additional 4.5 million shares of Maverick’s common stock. The aggregate fair value of Maverick’s equity instruments issued as consideration for Hurricane’s membership interests totaled $16,113,443.

Since Hurricane remained a development stage company from its inception (on November 23, 2003) through the date of the acquisition, and since at the time of the acquisition its management team constituted its principal assets, the transaction was not accounted for as a business combination, but rather, as a purchase of the net assets acquired.

The membership interests of Hurricane were acquired from a group of 11 members, eight of whom owned approximately 22% of Hurricane (the Hurricane Investors), and three of whom managed and owned approximately 78% of Hurricane (the Hurricane Founders). The Hurricane Founders agreed to become the executive officers of Maverick.

The 4.5 million shares of Maverick common stock were valued at $11,790,000. Of the 4.5 million shares of Maverick’s common stock issued, 3,510,000 shares were issued to the Hurricane Founders and 990,000 shares were issued to the Hurricane Investors. At closing, 1,125,000 (25%) of the shares were issued to the Hurricane Founders and the Hurricane Investors. The remaining 3,375,000 shares (75%) are being held in escrow until the first anniversary of the transaction. To receive the balance of their shares, the Hurricane Founders must continue to be employed at the first anniversary. As of August 31, 2005, Maverick has expensed $8,054,044 of the fair value of these shares and allocated $71,608 to the value of the net assets acquired from Hurricane. The remaining balance of $3,735,956, relating solely to the Hurricane Founders shares being held in escrow, is being accounted for as deferred compensation and will be recognized ratably as an expense up through the first anniversary.

Of the options and warrants issued, options to acquire 3,690,000 shares of Maverick’s common stock were issued to the Hurricane Founders in connection with their agreement to become Maverick’s executive officers (the Hurricane Founders Options) and warrants to acquire 810,000 shares of Maverick’s common stock were issued to the Hurricane Investors (the Hurricane Investors Warrants). The Hurricane Founders Options vest at 20% per annum assuming continued employment. The fair value of the Hurricane Founders Options on the date of grant was $3,365,696 and is being expensed ratably over the next sixty months. As of August 31, 2006 and 2005, Maverick has expensed $758,671 and $76,107, respectively, of the value of the Hurricane Founders Options. The fair value of the Hurricane Investors Warrants was $957,747 and has been fully expensed as of August 31, 2005.

NOTE 13. ASSETS HELD FOR SALE

As part of the terms of the June 2006 financing, the Company has agreed to sell its interest in the Barnett Shale play in Wise County, Texas. A broker has been contracted to market these assets and we expect to have the sale concluded during the first calendar quarter of 2007. We have also decided that, strategically, it is in the Company’s best interest to sell our position in the Whitewater project in Mesa and Delta Counties of Colorado. We have been in negotiations with a local operator and expect to have that sale completed by the fourth calendar quarter of 2006. As such we are accounting for these assets in accordance with FAS 144 — Accounting for the Impairment or Disposal of Long-Lived Assets. Per that guideline we have stripped the detail of the individual assets and liabilities of these projects from our consolidated balance sheet and reflected them in a single asset category “Assets Held for Sale” and a single liability category “Liabilities of Held for Sale Operations”.

The assets and liabilities of our Barnett Shale and Whitewater operations were are comprised of the following at August 31, 2006 and 2005:

Assets and Liabilities— Held for Sale operations:

	August 31, 2006	August 31, 2005
Assets:
Accounts receivable	$382,206	$—
Advances to operators and others	306,560	339,987

	688,766	339,987
Oil and natural gas properties, successful efforts method of accounting:
Proved properties, net	4,378,006	4,218,320
Unproved properties not being amortized	2,018,115	—
net of impairment	—	4,261,712
Leasehold acquisition costs net of accumulated amortization of $5,946 at August 31, 2006	1,919,314	1,000,000

	8,315,435	9,480,032

Total assets held for sale	$9,004,201	$9,820,019

Liabilities:
Accounts payable and accrued expenses	$370,796	$1,959,938
Asset retirement liability	40,554	11,810

Total liabilities of held for sale operations	$411,350	$1,971,748

NOTE 14. INCOME TAXES

The Company uses the liability method, where deferred taxes and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2006 and 2005, the company incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $24.1 million at August 31, 2006, and will expire in the years 2025 through 2026.

At August 31, 2006, deferred tax assets consisted of the following:

2006
Deferred tax assets
Net operating loss carryforward	$8,431,988
Valuation allowance	(8,431,988)

Net deferred tax asset	$—

NOTE 15. COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in any pending legal proceedings. In the future, the Company may become involved in various legal proceedings from time to time, either as a plaintiff or as a defendant, and either in or outside he normal course of business. The Company is not now in the position to determine when (if ever) such a legal proceeding may arise. If the Company ever becomes involved in a legal proceeding, the Company’s financial condition, operations, or cash flows could be materially adversely affected, depending on the facts and circumstances related to such proceeding.

Leases

During the second quarter of our fiscal year 2005, the Company entered into operating lease agreements for its principal offices located in Dallas, Texas and Fort Lauderdale, Florida at a total monthly minimum cost of approximately $24,000. The Florida lease expires in 2008 and the Texas lease expires in 2010. Total rent expense for the fiscal years ended August 31, 2006 and 2005 was $275,691 and $37,974, respectively.

Year ending August 31,
2007	$288,227
2008	202,213
2009	77,643
2010	53,197

$621,280

NOTE 16. LOSS ON EARNEST MONEY DEPOSIT

During the third quarter of fiscal 2005, Maverick instituted a litigation to recover a $5 million earnest money deposit paid in connection with the attempted purchase of the shares of Camden Resources, Inc. During October 2005, the Company entered into a settlement of the dispute and recovered $750,000 of the earnest money deposit. Accordingly, the 2005 financial statements reflect a loss on earnest money deposit of $4,250,000.

NOTE 17. SUBSEQUENT EVENTS

November 16, 2006, Secured Convertible Debenture

On November 16, 2006, we sold secured convertible debentures and warrants for gross proceeds of $6,000,000. The secured convertible debentures have an aggregate principal amount of $6,750,000 and are convertible into 8,437,500 shares of our common stock, based upon an initial conversion price of $0.80 per share, which is subject to anti-dilution adjustments. The secured convertible debentures have a maturity date of May 16, 2008 and bear an interest rate of 8% per annum. In connection with the transaction, and associated anti-dilution adjustments, we issued warrants exercisable for 18,000,000 shares of our common stock over a 5 year period with an exercise price of $0.20 per share. The exercise price of the options is subject to anti-dilution adjustments. We agreed to register the resale of the shares of common stock issuable upon conversion of the secured convertible debenture and exercise of the warrants. The registration rights agreement contains liquidated damages provisions the have been determined to be uneconomic; as such this instrument will receive the same embedded derivative accounting treatment as the January 5, 2006 and June 21, 2006 secured convertible debentures.

NOTE 18. SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

All of our operations are directly related to oil and gas producing activities located in Texas and Colorado.

Capitalized Costs Relating to Oil and Gas Producing Activities

August 31,	2006	2005
Proved oil and gas properties	$13,634,216	$6,038,896
Unproved oil and gas properties	26,559,402	5,249,902

Total capitalized costs	40,193,618	11,288,798
Less impairment allowance	(7,015,698)	—
Less accumulated depreciation and amortization	(967,025)	(135,210)

Net Capitalized Costs	$32,210,895	$11,153,588

      Total net capitalized costs include assets held for sale of $8,315,435 and $9,480,032 at August 31, 2006 and 2005, respectively.

Costs Incurred in Oil and Gas Producing Activities

For the Fiscal Years Ended August 31,	2006	2005
Acquisition of proved properties	$6,727,695	$509,369
Acquisition of unproved properties	22,235,756	4,734,219
Development costs	432,735	13,965,421
Exploration costs	2,609,416	4,739,630
Asset retirement costs recognized according to SFAS No. 143	55,744	18,000

Total Costs Incurred	$32,061,346	$23,966,639

Results of Operations from Oil and Gas Producing Activities

For the Fiscal Years Ended August 31,	2006	2005
Oil and gas revenues	$2,463,435	$283,785
Production costs	(726,399)	(135,452)
Production taxes	(155,205)	(19,201)
Depreciation and amortization	(831,815)	(135,210)

Results of operations before income taxes	750,016	(6,078)
Provision for income taxes	—	—

Results of Oil and Gas Producing Operations	$750,016	$(6,078)

Proved Reserves

Our proved oil and gas reserves have been estimated by independent petroleum engineers. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history; acquisitions of oil and gas properties; and changes in economic factors. Our proved reserves are summarized in the table below.

	Crude Oil and Natural Gas Liquids Bbls.	Natural Gas Mcf
Reserves at September 1, 2005	15,400	987,400
Extensions, discoveries and other additions	39,300	7,566,300
Revisions of prior estimates	(2,900)	(556,300)
Production	(19,300)	(230,700)

Reserves at August 31, 2006*	32,500	7,766,700

Proved producing reserves	12,700	1,904,800

* Includes 26,100 Bbls. of Crude Oil and Natural Gas liquids and 7,420,400 Mcf of Natural Gas for assets held for sale.

Standardized Measure

The standardized measure of discounted future net cash flows (“standardized measure”) and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% rate.

As of August 31, 2006 and 2005, estimated well abandonment costs, net of salvage, are deducted from the standardized measure using year-end costs. Such abandonment costs are recorded as a liability on the consolidated balance sheet, using estimated values of the projected abandonment date and discounted using a risk-adjusted rate at the time the well is drilled or acquired.

The standardized measure does not represent management’s estimate of our future cash flows or the value of proved oil and gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows, are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.

Price and cost revisions are primarily the net result of changes in year-end prices, based on beginning of year reserve estimates. Quantity estimate revisions are primarily the result of the extended economic life of proved reserves and proved undeveloped reserve additions attributable to increased development activity.

The standardized measure of discounted estimated future net cash flows related to proved crude oil and natural gas reserves include the at August 31, 2006 and 2005 is as follows:

Standardized Measure of Discounted Future Cash Flows:

	2006	2005
Future cash inflows	$50,877,400	$10,864,200
Future production costs	(9,990,900)	(1,661,300)
Future development costs	(11,925,500)	(851,800)
Future income taxes	—	—

Future net cash flows	28,961,000	8,351,100
10% annual discount	(16,322,900)	(3,075,500)

Standardized measure of discounted net cash flows *	$12,638,100	$5,275,600

Share of equity method investees’ standardized measure of discounted future net cash flows	$—	$895,600

The primary changes in the standardized measure of discounted estimated future net cash flows for the year ended August 31, 2006 and 2005 are as follows:

Changes in Standardized Measure of Discounted Future Cash Flows:

	2006	2005
Balance at September 1	$5,275,600	$—
Net changes in prices and production costs	(2,310,695)	—
Net changes in future development costs	363,507	—
Sales of oil and gas produced, net	(1,533,110)	(164,000)
Extensions, discoveries and other additions	11,323,800	5,439,600
Revisions of previous quantity estimates	(1,511,937)	—
Previously estimated development costs incurred	—	—
Net change in income taxes	—	—
Accretion of discount	1,030,935	—
Other	—	—

Balance at August 31 *	$12,638,100	$5,275,600

*The amount in 2006 and 2005 includes $11,323,800 and $967,700, respectively for assets held for sale.

NOTE 19. QUARTERLY RESULTS (UNAUDITED)

Summaries of Maverick’s results of operations by quarter for the years 2006 and 2005 are as follows:

2006	First	Second	Third	Fourth
	(In thousands, except per share amounts)
Revenues	$811	$362	$665	$662
Costs and expenses, net	3,665	21,567	2,807	(4,010)

Net income (loss)	$(2,854)	$(21,205)	$(2,142)	$4,672

Basic and diluted net income (loss) per share (a)	$(0.03)	$(0.21)	$(0.02)	$0.05

2005	First	Second	Third	Fourth
	(In thousands, except per share amounts)
Revenues	$—	$—	$46	$238
Costs and expenses, net	245	4,110	14,836	10,235

Net income (loss)	$(245)	$(4,110)	$(14,790)	$(9,997)

Basic and diluted net income (loss) per share (a)	$(0.00)	$(0.06)	$(0.15)	$(0.10)

(a) The sum of the individual quarterly earnings (loss) per share may not agree with year-to-date earnings (loss) per share as each quarterly computation is based on the income or loss for that quarter and the weighted average number of common shares outstanding during that period.

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by the prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Maverick Oil and Gas, Inc. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the affairs of Maverick Oil and Gas, Inc. or that the information contained herein is correct as of any time subsequent to the date hereof.

MAVERICK OIL AND GAS, INC.

123,839,448 SHARES OF COMMON STOCK

PROSPECTUS

January 16, 2007